    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 23, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          REGISTRATION FILE NO. 333-[          ]
                                                                        811-4460

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM N-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933                 [X]
                        PRE-EFFECTIVE AMENDMENT NO. ___               [ ]
                        POST-EFFECTIVE AMENDMENT NO. ___              [ ]
                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940               [ ]
                                AMENDMENT NO. 5                       [X]
                       (CHECK APPROPRIATE BOX OR BOXES.)
                            ------------------------

                           PROVIDENT MUTUAL VARIABLE
                             LIFE SEPARATE ACCOUNT
                           (EXACT NAME OF REGISTRANT)

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                          1000 CHESTERBROOK BOULEVARD
                           BERWYN, PENNSYLVANIA 19312
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (302) 452-4000


             JAMES BERNSTEIN, ESQ                                 COPY TO:
   PROVIDENT MUTUAL LIFE INSURANCE COMPANY                 STEPHEN E. ROTH, ESQ.
         1000 CHESTERBROOK BOULEVARD                  SUTHERLAND ASBILL & BRENNAN LLP
          BERWYN, PENNSYLVANIA 19312                   1275 PENNSYLVANIA AVENUE, N.W.
   (NAME AND ADDRESS OF AGENT FOR SERVICE)               WASHINGTON, DC 20004-2415

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If appropriate, check the following box:

     [ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                            ------------------------

                     TITLE OF SECURITIES BEING REGISTERED:
  Interests in Individual Flexible Premium Adjustable Variable Life Insurance
                                    Policies
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE
                  INSURANCE POLICY

                      Issued by

   PROVIDENT MUTUAL VARIABLE LIFE SEPARATE ACCOUNT

                         and

       PROVIDENT MUTUAL LIFE INSURANCE COMPANY

              SERVICE CENTER          MAIN ADMINISTRATIVE OFFICE
           300 CONTINENTAL DRIVE       1000 CHESTERBROOK BLVD.
          NEWARK, DELAWARE 19713      BERWYN, PENNSYLVANIA 19312

              TELEPHONE: (800) 688-5177
                                                              PROSPECTUS

                                                           [       ], 2002

This prospectus describes a flexible premium adjustable variable life insurance policy ("Policy") issued by Provident Mutual Life Insurance Company (the "Company" or "PMLIC"). The Policy is a long-term investment designed to provide significant life insurance benefits for the insured. This prospectus provides information that a prospective owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy, or to finance the purchase of the Policy through a loan or through withdrawals from another policy.

You can allocate your Policy's values to:

      -- Provident Mutual Variable Life Separate Account (the "Separate Account"), which invests in the portfolios listed on this page; or

      --  the Guaranteed Account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the Separate Account must accompany this prospectus. Please read these documents before investing and save them for future reference.

PLEASE NOTE THAT THE POLICIES AND THE PORTFOLIOS:

      --  ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS;

      --  ARE NOT FEDERALLY INSURED;

      --  ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY; AND

      --  ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED.

   THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THE POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The following portfolios are available:

     -- THE MARKET STREET FUND
        Equity 500 Index Portfolio
        Money Market Portfolio

     -- FIDELITY VARIABLE INSURANCE PRODUCTS
        (INITIAL CLASS)
        Equity-Income Portfolio
        Growth Portfolio
        Investment Grade Bond Portfolio

     -- GARTMORE VARIABLE INSURANCE TRUST
        Investor Destinations Moderately
        Conservative Fund

     -- SCUDDER VARIABLE SERIES I (CLASS A)
        Bond Portfolio

     -- VANGUARD VARIABLE INSURANCE FUND
        Growth Portfolio
        Mid-Cap Index Portfolio
        Diversified Value Portfolio
        Total Bond Market Index Portfolio

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

POLICY BENEFITS/RISKS SUMMARY.........    1
  Policy Benefits.....................    1
  Death Benefit.......................    1
  Surrenders and Partial
     Withdrawals......................    2
  Transfers...........................    2
  Loans...............................    2
  Policy Risks........................    3
  Investment Risk.....................    3
  Risk of Lapse.......................    3
  Tax Risks...........................    3
  Withdrawal and Surrender Risks......    3
  Loan Risks..........................    4
  Portfolio Risks.....................    4
FEE TABLE.............................    5
THE POLICY............................   14
  Purchasing a Policy.................   14
  When Insurance Coverage Takes
     Effect...........................   15
  Canceling a Policy (Free Look
     Right)...........................   15
  Ownership Rights....................   15
  Modifying the Policy................   16
  Other Policies......................   16
PREMIUMS..............................   16
  Allocating Premiums.................   17
  Delay in Allocation.................   18
POLICY ACCOUNT VALUES.................   18
  Policy Account Value................   18
  Net Cash Surrender Value............   18
  Subaccount Value....................   18
  Unit Value..........................   19
  Guaranteed Account Value............   19
DEATH BENEFIT.........................   20
  Insurance Proceeds..................   20
  Death Benefit Options...............   20
  Changing Death Benefit Options......   21
  Changing the Face Amount............   21
  Settlement Options..................   22
  Accelerated Death Benefit...........   22
  Long-Term Care Benefit..............   23
SURRENDERS AND PARTIAL WITHDRAWALS....   23
  Surrenders..........................   23
  Partial Withdrawals.................   24
TRANSFERS.............................   24
  Additional Transfer Rights..........   26
TELEPHONE, FAX, AND E-MAIL REQUESTS...   26
LOANS.................................   27
  Effect of Policy Loans..............   28
POLICY LAPSE AND REINSTATEMENT........   29
  Lapse...............................   29
  Reinstatement.......................   29
THE COMPANY AND THE GUARANTEED
  ACCOUNT.............................   29
  Provident Mutual Life Insurance
     Company..........................   29
  The Guaranteed Account..............   30
THE SEPARATE ACCOUNT AND THE
  PORTFOLIOS..........................   30
  The Separate Account................   30
  The Portfolios......................   31
  Addition, Deletion, or Substitution
     of Investments...................   33
  Voting Portfolio Shares.............   33
CHARGES AND DEDUCTIONS................   34
  Premium Expense Charge..............   34
  Monthly Deduction...................   34
  Insurance Charge....................   36
  Surrender Charges and Additional
     Surrender Charges................   37
  Face Amount Increase Charge.........   40
  Partial Withdrawal Charge...........   40
  Transfer Charge.....................   40
  Portfolio Expenses..................   40
FEDERAL TAX CONSIDERATIONS............   40
  Tax Treatment of Policy Benefits....   41
SUPPLEMENTAL BENEFITS AND RIDERS......   44
SALE OF THE POLICIES..................   44
STATE VARIATIONS......................   45
LEGAL PROCEEDINGS.....................   45
FINANCIAL STATEMENTS..................   46
GLOSSARY..............................   47
STATEMENT OF ADDITIONAL INFORMATION
  TABLE OF CONTENTS...................   50

POLICY BENEFITS/RISKS SUMMARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy's benefits and other provisions in more detail. THE GLOSSARY AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

                                POLICY BENEFITS

DEATH BENEFIT

 -- INSURANCE PROCEEDS. We pay insurance proceeds to the beneficiary upon due proof of death of the insured. The insurance proceeds equal the death benefit and any additional insurance provided by rider less any indebtedness and unpaid monthly deductions.

 -- DEATH BENEFIT OPTION A AND OPTION B. You may choose between two death benefit options under the Policy. After the first policy year and at least 12 months after any increase in face amount, you may change death benefit options while the Policy is in force. We calculate the amount available under each death benefit option as of the insured's date of death.

  -- DEATH BENEFIT OPTION A is equal to the greater of:

      -- the face amount (which is the amount of insurance you select); or

      -- the policy account value multiplied by the applicable percentage listed in the table below.

  -- DEATH BENEFIT OPTION B is equal to the greater of:

      -- the face amount PLUS the policy account value; or

      -- the policy account value multiplied by the applicable percentage listed in the table below.

ATTAINED AGE                   PERCENTAGE          ATTAINED AGE           PERCENTAGE
------------                   ----------          -------------          ----------
40 and under                      250%                  60                   130%
45                                215%                  65                   120%
50                                185%                  70                   115%
55                                150%             75 through 90             105%
                                                   95 through 99             100%

For attained ages not shown, the percentages decrease pro rata for each full year.

 -- ACCELERATED DEATH BENEFIT. Under the Accelerated Death Benefit rider, you may receive accelerated payment of part of your death benefit if the insured develops a terminal illness or, in certain states only, is permanently confined to a nursing care facility. We will deduct an administrative charge from the accelerated death benefit at the time it is paid. The federal income tax consequences associated with adding the Accelerated Death Benefit rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the Accelerated Death Benefit rider to your Policy or requesting an accelerated death benefit.

 -- LONG-TERM CARE BENEFIT. Under the Long-Term Care Benefit riders, you may receive periodic payments of a portion of your death benefit and waiver of monthly deductions if the insured becomes "chronically ill." We impose a monthly charge if you elect any of these riders. There may be federal income tax consequences associated with the Long-Term Care Benefit riders. You should consult a tax adviser before adding the Long-Term Care Benefit riders to your Policy.

SURRENDERS AND PARTIAL WITHDRAWALS

 -- SURRENDER: At any time while the Policy is in force, you may make a written request (by submitting our surrender form to us) to surrender of your Policy and receive the net cash surrender value. A surrender may have tax consequences.

 -- PARTIAL WITHDRAWALS: After the first policy year, you may make a written request to withdraw part of the net cash surrender value, subject to the following rules. Partial withdrawals may have tax consequences.

     X You must request at least $1,500.

     X For each partial withdrawal, we deduct a $25 fee from the remaining policy account value.

     X If Death Benefit Option A is in effect, we will reduce the face amount by the amount of the partial withdrawal.

     X Unless you specify otherwise, we will deduct the requested partial withdrawal and partial withdrawal charge from the Subaccounts and the Guaranteed Account in proportion to the value in each account.

TRANSFERS

 --  You may make transfers among the Subaccounts and the Guaranteed Account.

 -- We charge $25 for the 13th and each additional transfer during a policy year.

 -- Transfers out of the Guaranteed Account may be made only within 30 days of a policy anniversary.

 -- The minimum amount you may transfer from a Subaccount or the Guaranteed Account is the lesser of $1,000 or the total value in the Subaccount or Guaranteed Account.

LOANS

 -- You may take a loan (minimum $500) from your Policy at any time. The maximum loan amount you may take is the net cash surrender value. Loans may have tax consequences.

 -- We charge you a maximum annual interest rate of 6% ("charged interest rate") on your loan. Charged interest is due and payable at the end of each policy year. Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid by the end of the policy year.

 -- We credit interest on amounts in the Loan Account ("earned interest rate") and we guarantee that the annual earned interest rate will not be lower than 4%. We currently credit an earned interest rate of 4% to amounts in the Loan Account.

 -- As collateral for the loan, we transfer an amount equal to the loan (adjusted by the earned interest rate and the charged interest rate to the next policy anniversary) from the Separate Account and Guaranteed Account to the Loan Account on a pro rata basis, unless you specify another allocation.

 -- You may repay all or part of your indebtedness at any time while the insured is alive and the Policy is in force.

 -- We deduct any indebtedness from the policy account value upon surrender, and from the insurance proceeds payable on the insured's death.

                                  POLICY RISKS

INVESTMENT RISK

If you invest your policy account value in one or more Subaccounts, then you will be subject to the risk that investment performance will be unfavorable and that the policy account value will decrease. You COULD lose everything you invest. If you allocate net premiums to the Guaranteed Account, then we credit your policy account value (in the Guaranteed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4%.

RISK OF LAPSE

If your net cash surrender value is not enough to pay the monthly deduction and other charges, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) unless you make a sufficient payment during the grace period. Your Policy may also lapse if your indebtedness reduces the net cash surrender value to zero. Your Policy generally will not lapse: (1) during the first 5 policy years, if you pay premiums (less any indebtedness and partial withdrawals) in excess of the minimum guarantee premium; (2) if you purchase a Guaranteed Minimum Death Benefit rider and meet certain conditions; or (3) if you make a payment equal to 3 monthly deductions before the end of the grace period. You may reinstate a lapsed Policy, subject to certain conditions.

TAX RISKS

We anticipate that the Policy should generally be deemed a life insurance contract under Federal tax law. However, due to limited guidance under the Federal tax law, there is some uncertainty about the application of the Federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. In addition, if you elect the Accelerated Death Benefit rider or a Long-Term Care Benefit rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax adviser about these consequences. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, you should not be deemed to be in constructive receipt of policy account value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not be taxed on these proceeds.

Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is treated as a MEC, then surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial withdrawals, and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

See "Federal Tax Considerations." You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

WITHDRAWAL AND SURRENDER RISKS

The surrender charge under the Policy applies for 15 policy years after the policy date. An additional surrender charge will be applicable for 15 years from the date of any increase in the face amount. It is possible that you will receive no net cash surrender value if you surrender your Policy in the first few policy years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the policy account value in the near future. We designed the Policy to meet long-term financial goals. THE POLICY IS NOT SUITABLE AS A SHORT-TERM INVESTMENT.

Even if you do not ask to surrender your Policy, surrender charges and additional surrender charges may play a role in determining whether your Policy will lapse (terminate without value), because surrender charges and additional surrender charges affect the net cash surrender value which is a measure we use to determine whether your Policy will enter a grace period (and possibly lapse). See "Risk of Lapse," above.

Partial withdrawals are not permitted during the first policy year, and we will reduce the face amount by the amount of the partial withdrawal if Death Benefit Option A is in effect.

A surrender may have tax consequences.

LOAN RISKS

A policy loan, whether or not repaid, will affect policy account value over time because we subtract the amount of the loan from the Subaccounts and/or Guaranteed Account as collateral, and this loan collateral does not participate in the investment performance of the Subaccounts or receive any higher current interest rate credited to the Guaranteed Account.

We reduce the amount we pay on the insured's death by the amount of any indebtedness. Your Policy may lapse (terminate without value) if your indebtedness reduces the net cash surrender value to zero.

If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly.

                                PORTFOLIO RISKS

A comprehensive discussion of the risks of each portfolio may be found in each portfolio's prospectus. Please refer to the portfolios' prospectuses for more information.

FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer policy account value among the Subaccounts and the Guaranteed Account.

-------------------------------------------------------------------------------------------------
                                       TRANSACTION FEES(1)
-------------------------------------------------------------------------------------------------
                                                        AMOUNT
                            WHEN CHARGE IS        DEDUCTED - MAXIMUM    AMOUNT DEDUCTED - CURRENT
        CHARGE                 DEDUCTED           GUARANTEED CHARGE              CHARGE
-------------------------------------------------------------------------------------------------
 PREMIUM EXPENSE
 CHARGE:
-------------------------------------------------------------------------------------------------
  Premium Tax            Upon receipt of each    0-4% of each premium    0-4% of each premium
  Charge(2)                premium payment      payment, depending on   payment, depending on the
                                                the insured's state of    insured's state of
                                                      residence                residence
-------------------------------------------------------------------------------------------------
  Percent of Premium
  Charge
-------------------------------------------------------------------------------------------------
   Minimum and Maximum   Upon receipt of each       10% of premium      During the first policy
   Charge                  premium payment             payments          year, 10% of premium
                                                                        payments up to $3.09 -
                                                                        $55.77 per $1,000 of face
                                                                        amount, and 4% of premium
                                                                          payments above this
                                                                                amount
                                                                        After the first policy
                                                                          year, 4% of premium
                                                                               payments
-------------------------------------------------------------------------------------------------
   Charge for a male     Upon receipt of each       10% of premium      During the first policy
   insured, age 45, in     premium payment             payments          year, 10% of premium
   the nonsmoker                                                        payments up to $13.76 per
   premium class, in                                                    $1,000 of face amount,
   the first policy                                                        and 4% of premium
   year                                                                   payments above this
                                                                                amount
                                                                        After the first policy
                                                                          year, 4% of premium
                                                                               payments
-------------------------------------------------------------------------------------------------

---------------

(1) The percent of premium charge, percent of premium charge (additional premium charge), deferred sales charge, and additional deferred sales charge vary based on the insured's age, sex, premium class, policy year, and face amount (or increase in face amount). These charges as shown in the table may not be typical of the charges you will pay. Your
    Policy's specifications page will indicate these charges as applicable to your Policy, and more detailed information concerning your charges is available on request from our Service
    Center. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the insured's age and premium class, the death benefit option, face amount, planned periodic premiums, and riders requested.

(2) We do not deduct a premium tax charge in jurisdictions that impose no premium tax.

-------------------------------------------------------------------------------------------------
                                        TRANSACTION FEES
-------------------------------------------------------------------------------------------------
                                                        AMOUNT
                            WHEN CHARGE IS        DEDUCTED - MAXIMUM    AMOUNT DEDUCTED - CURRENT
        CHARGE                 DEDUCTED           GUARANTEED CHARGE              CHARGE
-------------------------------------------------------------------------------------------------
  Percent of Premium
  Charge (Additional
  Premium Charge)
-------------------------------------------------------------------------------------------------
   Minimum and Maximum   Upon receipt of each       10% of premium      10% of premiums allocated
   Charge               premium payment during         payments         to the increase in face
                            the first year                                   amount up to
                        following an increase                           $3.09 - $55.77 per $1,000
                            in face amount                                of increase in face
                                                                        amount, and 4% of premium
                                                                          payments above this
                                                                                amount
-------------------------------------------------------------------------------------------------
   Charge for a male     Upon receipt of each       10% of premium      10% of premiums allocated
   insured, age 45, in  premium payment during         payments         to the increase in face
   the nonsmoker            the first year                              amount up to $13.76 per
   premium class, in    following an increase                            $1,000 of increase in
   the first policy         in face amount                              face amount, and 4% of
   year following the                                                   premium payments above
   increase                                                                   this amount
-------------------------------------------------------------------------------------------------
 MAXIMUM DEFERRED
 SALES CHARGE
 (SURRENDER CHARGE):
-------------------------------------------------------------------------------------------------
  Deferred              Upon surrender, lapse,  During policy years     During policy years 1-6,
  Administrative         or decrease in face    1-6, $4.90 per $1,000   $4.90 per $1,000 of face
  Charge(3)               amount during the     of face amount          amount
                        first 15 policy years
                                                -- Upon a decrease in   -- Upon a decrease in
                                                   face amount, we         face amount, we deduct
                                                   deduct a portion of     a portion of this
                                                   this charge             charge
-------------------------------------------------------------------------------------------------
  Deferred Sales
  Charge(4)
-------------------------------------------------------------------------------------------------
   Minimum and Maximum  Upon surrender, lapse,  The lesser of: (1) 35%  The lesser of: (1) 35% of
   Charge                or decrease in face    of all premiums paid    all premiums paid to the
                          amount during the     to the date of          date of surrender or
                        first 15 policy years   surrender or lapse, or  lapse, or (2) during
                                                (2) during policy       policy years 1-6, $1.45 -
                                                years 1-6, $1.45 -      $37.80 per $1,000 of face
                                                $37.80 per $1,000 of    amount
                                                face amount
                                                -- Upon a decrease in   -- Upon a decrease in
                                                   face amount, we         face amount, we deduct
                                                   deduct a portion of     a portion of this
                                                   this charge             charge
-------------------------------------------------------------------------------------------------

---------------

(3) The deferred administrative charge decreases each policy year to $0 after the 15th policy year.

(4) The deferred sales charge decreases each policy year to 0% after the 15th policy year.

-------------------------------------------------------------------------------------------------
                                        TRANSACTION FEES
-------------------------------------------------------------------------------------------------
                                                        AMOUNT
                            WHEN CHARGE IS        DEDUCTED - MAXIMUM    AMOUNT DEDUCTED - CURRENT
        CHARGE                 DEDUCTED           GUARANTEED CHARGE              CHARGE
-------------------------------------------------------------------------------------------------
   Charge for a male    Upon surrender, lapse,  The lesser of: (1) 35%  The lesser of: (1) 35% of
   insured, age 45, in   or decrease in face     of all premiums paid   all premiums paid to the
   the nonsmoker          amount during the         to the date of       date of surrender or
   premium class, in    first 15 policy years   surrender or lapse, or  lapse, or (2) $11.33 per
   the first policy                             (2) $11.33 per $1,000    $1,000 of face amount
   year, upon                                       of face amount
   surrender
-------------------------------------------------------------------------------------------------
 MAXIMUM DEFERRED
 SALES CHARGE
 (ADDITIONAL SURRENDER
 CHARGE):
-------------------------------------------------------------------------------------------------
  Additional Deferred   Upon surrender, lapse,  During the first 6      During the first 6 years
  Administrative         or decrease in face    years following the     following the effective
  Charge(5)               amount during the     effective date of each  date of each increase in
                            first 15 years      increase in face        face amount, $4.90 per
                        following an increase   amount, $4.90 per       $1,000 for each increase
                            in face amount      $1,000 for each         in face amount
                                                increase in face
                                                amount                  -- Upon a decrease in
                                                                           face amount, we deduct
                                                -- Upon a decrease in      a portion of this
                                                   face amount, we         charge
                                                   deduct a portion of
                                                   this charge
-------------------------------------------------------------------------------------------------
  Additional Deferred
  Sales Charge(6)
-------------------------------------------------------------------------------------------------
  Minimum and Maximum   Upon surrender, lapse,  The lesser of: (1) 35%  The lesser of: (1) 35% of
  Charge                 or decrease in face    of premiums allocated   premiums allocated to the
                          amount during the     to the increase in      increase in face amount,
                            first 15 years      face amount, or (2)     or (2) during the first 6
                        following an increase   during the first 6      years following the
                            in face amount      years following the     effective date of the
                                                effective date of the   increase in face amount,
                                                increase in face        $1.45 - $37.80 per $1,000
                                                amount, $1.45 - $37.80  of each increase in face
                                                per $1,000 of each      amount
                                                increase in face        -- Upon a decrease in
                                                amount                     face amount, we deduct
                                                -- Upon a decrease in      a portion of this
                                                   face amount, we         charge
                                                   deduct a portion of
                                                   this charge
-------------------------------------------------------------------------------------------------

---------------

(5) The additional deferred administrative charge decreases each year following an increase in face amount to $0 after the 15th year.

(6) The additional deferred sales charge decreases each year following an increase in face amount to 0% after the 15th year.

-------------------------------------------------------------------------------------------------
                                        TRANSACTION FEES
-------------------------------------------------------------------------------------------------
                                                        AMOUNT
                            WHEN CHARGE IS        DEDUCTED - MAXIMUM    AMOUNT DEDUCTED - CURRENT
        CHARGE                 DEDUCTED           GUARANTEED CHARGE              CHARGE
-------------------------------------------------------------------------------------------------
   Charge for a male    Upon surrender, lapse,  The lesser of: (1) 35%  The lesser of: (1) 35% of
   insured, age 45, in   or decrease in face    of premiums allocated   premiums allocated to the
   the nonsmoker          amount during the       to the increase in    increase in face amount,
   premium class, in        first 15 years       face amount, or (2)    or (2) $11.33 per $1,000
   the first policy     following an increase    $11.33 per $1,000 of     of increase in face
   year following the       in face amount         increase in face             amount
   increase, upon                                       amount
   surrender
-------------------------------------------------------------------------------------------------
 OTHER WITHDRAWAL/           Upon partial         $25 per withdrawal      $25 per withdrawal
 SURRENDER FEES               withdrawal
-------------------------------------------------------------------------------------------------
 FACE AMOUNT INCREASE   Upon increase in face     $60 plus $3.00 per    $60 plus $0.50 per $1,000
 CHARGE                         amount            $1,000 of the face      of the face amount
                                                   amount increase      increase, not to exceed
                                                                                 $750
-------------------------------------------------------------------------------------------------
 TRANSFER FEES(7)           Upon transfer          $25 per transfer        $25 per transfer
-------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

-------------------------------------------------------------------------------------------------
                    PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------
                                                        AMOUNT
                            WHEN CHARGE IS        DEDUCTED - MAXIMUM    AMOUNT DEDUCTED - CURRENT
        CHARGE                 DEDUCTED           GUARANTEED CHARGE              CHARGE
-------------------------------------------------------------------------------------------------
 COST OF INSURANCE:(8)

-------------------------------------------------------------------------------------------------

   Minimum and Maximum    On policy date and      $0.06 - $83.33 per    $0.03 - $20.34 per $1,000
   Charge                 monthly on policy      $1,000 of net amount   of net amount at risk per
                            processing day       at risk(9) per month   month during policy years
                                                                                 1-10
                                                                        $0.02 - $22.19 per $1,000
                                                                        of net amount at risk per
                                                                        month during policy years
                                                                                  11+

-------------------------------------------------------------------------------------------------

---------------

(7) We do not assess a transfer charge for the first 12 transfers each policy year.

(8) Cost of insurance charges vary based on the insured's age, sex, premium class, policy year, net amount at risk, and face amount. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from our Service Center. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the insured's age and premium class, the death benefit option, face amount, planned periodic premiums, and riders requested.

(9) The net amount at risk is equal to the death benefit on the policy processing day minus the policy account value on the policy processing day.

-------------------------------------------------------------------------------------------------
                    PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------
                                                        AMOUNT
                            WHEN CHARGE IS        DEDUCTED - MAXIMUM    AMOUNT DEDUCTED - CURRENT
        CHARGE                 DEDUCTED           GUARANTEED CHARGE              CHARGE
-------------------------------------------------------------------------------------------------
   Charge for a male      On policy date and     $0.28 per $1,000 of    $0.22 per $1,000 of net
   insured, age 45, in    monthly on policy     net amount at risk per  amount at risk per month
   the nonsmoker            processing day              month
   premium class with
   a face amount of
   $350,000, in the
   first policy year

-------------------------------------------------------------------------------------------------
 INITIAL                  On policy date and              $5                      $5
 ADMINISTRATIVE           monthly on policy
 CHARGE(10)                 processing day

-------------------------------------------------------------------------------------------------
 MONTHLY                  On policy date and             $11                     $7.50
 ADMINISTRATIVE CHARGE    monthly on policy
                            processing day

-------------------------------------------------------------------------------------------------

 INSURANCE CHARGE               Daily            Annual rate of 1.00%   -- For Subaccounts
                                                 of the average daily      investing in the
                                                  net assets of each       Vanguard Variable
                                                  Subaccount you are       Insurance Fund
                                                     invested in           portfolios, an annual
                                                                           rate of 0.95% of the
                                                                           average daily net
                                                                           assets of each
                                                                           Vanguard Variable
                                                                           Insurance Fund
                                                                           Subaccount you are
                                                                           invested in
                                                                        -- For all other
                                                                           Subaccounts, an annual
                                                                           rate of 0.75% of the
                                                                           average daily net
                                                                           assets of each of
                                                                           those Subaccounts you
                                                                           are invested in

-------------------------------------------------------------------------------------------------
 OPTIONAL CHARGES:(11)

-------------------------------------------------------------------------------------------------
  Accelerated Death        At the time the               $250                    $100
  Benefit Rider           accelerated death
                           benefit is paid

-------------------------------------------------------------------------------------------------

---------------

(10) We only deduct the initial administrative charge on the first 12 policy processing days.

(11) Charges for the Additional Insurance Benefit Rider, Convertible Term Rider, Disability
     Waiver Benefit Rider, Disability Waiver of Premium Benefit Rider, and Long-Term Care
     Benefit Riders vary based on the insured's age, sex, and premium class, and may vary based on policy year, face amount, and net amount at risk. Charges based on actual age may increase as the insured ages. The rider charges shown in the table may not be typical of the charges you will pay. Your Policy's specifications page will indicate the rider charges applicable to your Policy, and more detailed information concerning these rider charges is available on request from our Service Center. Also, before you purchase the
     Policy, we will provide you personalized illustrations of your future benefits under the
     Policy based upon the insured's age and premium class, the death benefit option, face amount, planned periodic premiums, and riders requested.

-------------------------------------------------------------------------------------------------
                    PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------
                                                        AMOUNT
                            WHEN CHARGE IS        DEDUCTED - MAXIMUM    AMOUNT DEDUCTED - CURRENT
        CHARGE                 DEDUCTED           GUARANTEED CHARGE              CHARGE
-------------------------------------------------------------------------------------------------

  Additional Insurance   On rider policy date     $0.06 - $83.33 per    $0.02 - $22.19 per $1,000
  Benefit Rider:        and monthly on policy      $1,000 of rider      of rider coverage amount
                            processing day       coverage amount per           per month
   Minimum and Maximum                                  month
   Charge

-------------------------------------------------------------------------------------------------
   Charge for a male     On rider policy date    $0.28 per $1,000 of    $0.11 per $1,000 of rider
   insured, age 45, in  and monthly on policy   rider coverage amount   coverage amount per month
   the nonsmoker            processing day            per month
   premium class, in
   the first policy
   year following the
   rider policy date

-------------------------------------------------------------------------------------------------
  Change of Insured              N/A                     None                    None
  Rider

-------------------------------------------------------------------------------------------------
  Children's Term        On rider policy date    $0.52 per $1,000 of    $0.52 per $1,000 of rider
  Insurance Rider       and monthly on policy   rider coverage amount   coverage amount per month
                            processing day            per month

-------------------------------------------------------------------------------------------------

  Convertible Term       On rider policy date     $0.06 - $83.33 per    $0.06 - $21.80 per $1,000
  Rider:                and monthly on policy      $1,000 of rider      of rider coverage amount
                            processing day       coverage amount per           per month
   Minimum and Maximum                                  month
   Charge

-------------------------------------------------------------------------------------------------
   Charge for a female   On rider policy date    $0.12 per $1,000 of    $0.08 per $1,000 of rider
   insured, age 35, in  and monthly on policy   rider coverage amount   coverage amount per month
   the nonsmoker            processing day            per month
   premium class, in
   the first policy
   year following the
   rider policy date

-------------------------------------------------------------------------------------------------

  Disability Waiver      On rider policy date     $0.01 - $0.44 per     $0.01 - $0.44 per $1,000
  Benefit Rider:        and monthly on policy    $1,000 net amount at   net amount at risk per
   Minimum and Maximum      processing day          risk per month               month
   Charge

-------------------------------------------------------------------------------------------------
   Charge for a male     On rider policy date    $0.01 per $1,000 net    $0.01 per $1,000 net
   insured, age 45, in  and monthly on policy     amount at risk per    amount at risk per month
   the nonsmoker            processing day              month
   premium class with
   a rider coverage
   amount of $350,000,
   in the first policy
   year following the
   rider policy date

-------------------------------------------------------------------------------------------------

  Disability Waiver of   On rider policy date      2% - 5.8% of the     2% - 5.8% of the monthly
  Premium Benefit       and monthly on policy   monthly benefit amount  benefit amount per month
  Rider:                    processing day            per month
   Minimum and Maximum
   Charge

-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                    PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------
                                                        AMOUNT
                            WHEN CHARGE IS        DEDUCTED - MAXIMUM    AMOUNT DEDUCTED - CURRENT
        CHARGE                 DEDUCTED           GUARANTEED CHARGE              CHARGE
-------------------------------------------------------------------------------------------------
   Charge for a male     On rider policy date    3.9% of the monthly      3.9% of the monthly
   insured, age 45, in  and monthly on policy     benefit amount per    benefit amount per month
   the nonsmoker            processing day              month
   premium class with
   a rider coverage
   amount of $350,000,
   in the first policy
   year following the
   rider policy date

-------------------------------------------------------------------------------------------------
  Final Policy Date              N/A                     None                    None
  Extension Rider

-------------------------------------------------------------------------------------------------
  Guaranteed Minimum     On rider policy date   $0.01 per every $1,000  $0.01 per every $1,000 of
  Death Benefit Rider   and monthly on policy     of face amount per     face amount per month
                            processing day              month

-------------------------------------------------------------------------------------------------
  Long-Term Care
  Benefit Riders:

-------------------------------------------------------------------------------------------------

  1. Long-Term Care      On rider policy date    No maximum amount is   $0.02(13) - $3.24(14) per
     Acceleration       and monthly on policy         guaranteed        $1,000 of net amount at
     Benefit Rider(12)      processing day                                  risk per month
     Minimum and
     Maximum Charge

-------------------------------------------------------------------------------------------------
   Charge for a male     On rider policy date    No maximum amount is   $0.20 per $1,000 of net
   insured, age 55, in  and monthly on policy         guaranteed        amount at risk per month
   the nonsmoker            processing day
   premium class with
   a rider coverage
   amount of $350,000
   and a 4%
   Acceleration
   Benefit Rider, in
   the first policy
   year following the
   rider policy date

-------------------------------------------------------------------------------------------------

  2. Long-Term Care      On rider policy date    No maximum amount is   $0.01 - $3.47 per $1,000
     Waiver Benefit     and monthly on policy         guaranteed        of net amount at risk per
     Rider(15)              processing day                                       month
    Minimum and
     Maximum Charge

-------------------------------------------------------------------------------------------------

---------------

(12) We may increase the rates for the Long-Term Care Acceleration Benefit Rider charge on a class basis. We waive this rider's charge during the time we pay benefits under the rider.

(13) Based on the selection of the 2% Long-Term Care Acceleration Benefit Rider.

(14) Based on the selection of the 4% Long-Term Care Acceleration Benefit Rider.

(15) We may increase the rates for the Long-Term Care Waiver Benefit Rider charge on a class basis.

-------------------------------------------------------------------------------------------------
                    PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------
                                                        AMOUNT
                            WHEN CHARGE IS        DEDUCTED - MAXIMUM    AMOUNT DEDUCTED - CURRENT
        CHARGE                 DEDUCTED           GUARANTEED CHARGE              CHARGE
-------------------------------------------------------------------------------------------------
   Charge for a male     On rider policy date    No maximum amount is   $0.01 per $1,000 of net
   insured, age 55, in  and monthly on policy         guaranteed        amount at risk per month
   the nonsmoker            processing day
   premium class with
   a rider coverage
   amount of $350,000,
   in the first policy
   year following the
   rider policy date

-------------------------------------------------------------------------------------------------

  3. Long-Term Care      On rider policy date    No maximum amount is   $0.01(17) - $8.72(18)per
     Extended           and monthly on policy         guaranteed        $1,000 of rider coverage
     Insurance Benefit      processing day                                 amount per month
     Rider(16)
    Minimum and
     Maximum Charge

-------------------------------------------------------------------------------------------------
   Charge for a male     On rider policy date    No maximum amount is   $0.19 per $1,000 of rider
   insured, age 55, in  and monthly on policy         guaranteed        coverage amount per month
   the nonsmoker            processing day
   premium class with
   a 4% Extended
   Insurance Benefit
   Rider, assuming no
   inflation or
   nonforfeiture
   protection (as
   described in the
   rider), and
   assuming lifetime
   payments, in the
   first policy year
   following the rider
   policy date

-------------------------------------------------------------------------------------------------

The following tables describe the portfolio fees and expenses that you will pay periodically during the time that you own the Policy. The fees and expenses are for the fiscal year ended December 31, 2001. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.

---------------

(16) We may increase the rates for the Long-Term Care Extended Insurance Benefit Rider charge on a class basis. We waive this rider's charge during the time we pay benefits under the rider.

(17) Based on the selection of the 2% Long-Term Care Extended Insurance Benefit Rider, without inflation or nonforfeiture protection (as described in the rider), and with a fixed extension period.

(18) Based on the selection of the 4% Long-Term Care Extended Insurance Benefit Rider, with inflation and nonforfeiture protection (as described in the rider), and with a lifetime extension period.

The following table shows the minimum and maximum fees and expenses (before waiver or reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2001.

ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that are deducted from portfolio assets):

----------------------------------------------------------------------------------------
                                                              MINIMUM            MAXIMUM
----------------------------------------------------------------------------------------
 MANAGEMENT FEES                                               0.01%       --     0.58%

----------------------------------------------------------------------------------------
 DISTRIBUTION AND/OR SERVICE (12B-1) FEES                      0.00%       --     0.25%

----------------------------------------------------------------------------------------
 OTHER EXPENSES                                                0.09%       --     0.63%

----------------------------------------------------------------------------------------
 TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES                     0.22%       --     1.01%

----------------------------------------------------------------------------------------

The following table shows the fees and expenses (before waiver or reimbursement) charged by each portfolio for the fiscal year ended December 31, 2001.

ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that are deducted from portfolio assets):

--------------------------------------------------------------------------------------------------
                                                                           GROSS          NET
                                                                           TOTAL         TOTAL
                                       MANAGEMENT    12B-1     OTHER       ANNUAL        ANNUAL
PORTFOLIO                                 FEES       FEES     EXPENSES    EXPENSES    EXPENSES(19)
--------------------------------------------------------------------------------------------------
 MARKET STREET FUND(20)
  Money Market Portfolio                 0.25%         N/A     0.28%       0.53%         0.53%

--------------------------------------------------------------------------------------------------
  Equity 500 Index Portfolio             0.24%         N/A     0.29%       0.53%         0.53%

--------------------------------------------------------------------------------------------------
 FIDELITY VARIABLE INSURANCE PRODUCTS
  (INITIAL CLASS)(21)

--------------------------------------------------------------------------------------------------
  Equity-Income Portfolio                0.48%         N/A     0.10%       0.58%         0.58%

--------------------------------------------------------------------------------------------------
  Growth Portfolio                       0.58%         N/A     0.10%       0.68%         0.68%

--------------------------------------------------------------------------------------------------
  Investment Grade Bond Portfolio        0.43%         N/A     0.11%       0.54%         0.54%

--------------------------------------------------------------------------------------------------
 GARTMORE VARIABLE INSURANCE TRUST
  Investor Destinations Moderately
  Conservative Fund(22)                  0.13%       0.25%     0.63%       1.01%         1.01%

--------------------------------------------------------------------------------------------------
 SCUDDER VARIABLE SERIES I (CLASS A)
  Bond Portfolio                         0.48%         N/A     0.09%       0.57%         0.57%

--------------------------------------------------------------------------------------------------
 VANGUARD VARIABLE INSURANCE FUND
  Growth Portfolio                       0.12%         N/A     0.21%       0.33%         0.33%

--------------------------------------------------------------------------------------------------
  Mid-Cap Index Portfolio                0.01%         N/A     0.27%       0.28%         0.28%

--------------------------------------------------------------------------------------------------
  Diversified Value Portfolio            0.13%         N/A     0.33%       0.45%         0.45%

--------------------------------------------------------------------------------------------------

---------------

(19) For certain portfolios, certain expenses were reimbursed and/or certain fees were waived during 2001. It is anticipated that these expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these arrangements, annual portfolio operating expenses would have been:

-------------------------------------------------------------------------------------------------------
                                                                                                 NET
                                                                                                TOTAL
                                                            MANAGEMENT    12B-1     OTHER       ANNUAL
PORTFOLIO                                                      FEES       FEES     EXPENSES    EXPENSES
-------------------------------------------------------------------------------------------------------
 MARKET STREET FUND
  Money Market Portfolio                                      0.25%         N/A     0.25%       0.50%
-------------------------------------------------------------------------------------------------------
  Equity 500 Index Portfolio                                  0.24%         N/A     0.04%       0.28%
-------------------------------------------------------------------------------------------------------
 FIDELITY VARIABLE INSURANCE PRODUCTS (INITIAL CLASS)
  Equity-Income Portfolio                                     0.48%         N/A     0.09%       0.57%
-------------------------------------------------------------------------------------------------------
  Growth Portfolio                                            0.58%         N/A     0.07%       0.65%
-------------------------------------------------------------------------------------------------------
 GARTMORE VARIABLE INSURANCE TRUST
  Investor Destinations Moderately Conservative Fund          0.00%       0.25%     0.36%       0.61%
-------------------------------------------------------------------------------------------------------
  Total Bond Market Index Portfolio                           0.01%         N/A     0.21%       0.22%
-------------------------------------------------------------------------------------------------------

(20) The Net Total Annual Expenses for certain of the Market Street Fund portfolios have been restated to reflect a change in a fee waiver arrangement effective as of January 29, 2001. Other Expenses for the Market Street Fund portfolios include an administrative expense of 0.10%. This administrative expense is payable to Provident Mutual Life Insurance Company ("PMLIC") for administration services that PMLIC provides to Market Street Fund. These services include internal legal and financial administrative services provided to Market Street Fund by PMLIC personnel.

(21) The Equity-Income Portfolio and Growth Portfolio are referred to in the financial statements for the Separate Account as portfolios of Variable Insurance Products Fund. The Investment Grade Bond Portfolio is referred to in the financial statements for the Separate Account as a portfolio of Variable Insurance Products Fund II.

(22) The Investor Destinations Moderately Conservative Fund commenced operations on December 14, 2001. Because the Fund has not operated for one year, the Management Fees represent the fee that is payable to the Fund's investment adviser. Further, because the Fund is new, Other Expenses are estimates for the current fiscal year ending December 31, 2002, and do not take into account the expense limitation agreement between the Fund and its adviser.

The fee and expense information regarding the portfolios was provided by those portfolios. The Fidelity Variable Insurance Products, Gartmore Variable Insurance Trust, Scudder Variable Series I, and Vanguard Variable Insurance Fund are not affiliated with PMLIC.

THE POLICY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PURCHASING A POLICY

To purchase a Policy, you must submit a completed application and an initial premium to us at our Service Center through any licensed life insurance agent who is appointed by PMLIC and who is also a registered representative of 1717 Capital Management Company ("1717"), the principal underwriter for the Policy (as well as for other variable life policies), or a registered representative of a broker-dealer having a selling agreement with 1717, or a registered representative of a broker-dealer having a selling agreement with these broker-dealers. If you submit your application and/or initial premium to your agent, we will not begin processing your purchase order until we receive the application and initial premium from your agent's broker-dealer.

The minimum initial face amount is $50,000 for all premium classes except preferred, and $100,000 for the preferred premium class.

Generally, the Policy is available for insureds between issue ages 1-85. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our minimum face amount and underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

REPLACEMENT OF EXISTING INSURANCE. It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance, and the Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

WHEN INSURANCE COVERAGE TAKES EFFECT

We will issue the Policy only if the underwriting process has been completed, the application has been approved, and the proposed insured is alive and in the same condition of health as described in the application. However, full insurance coverage under the Policy will take effect only if the minimum initial premium also has been paid. We begin to deduct monthly charges from your policy account value on the policy issue date.

We may provide temporary insurance coverage before full insurance coverage takes effect, subject to our underwriting rules and Policy conditions. The amount of temporary insurance coverage we provide may be less than the amount of full insurance coverage you later receive. If temporary insurance does not take effect, then no insurance shall take effect unless and until: (1) the underwriting process has been completed; (2) the application has been approved;
(3) the minimum initial premium has been paid; and (4) there has been no change in the insurability of any proposed insured since the date of application.

CANCELING A POLICY (FREE LOOK RIGHT)

INITIAL FREE LOOK. You may cancel a Policy during the free look period by providing written notice of cancellation and returning the Policy to us or to the agent who sold it. The free look period begins when you receive the Policy and generally expires 10 days after you receive the Policy. This period will be longer if required by state law. If you decide to cancel the Policy during the free look period, we will treat the Policy as if we never issued it.

Within 7 days after we receive the returned Policy, we generally will refund an amount equal to the sum of:

     1. The policy account value as of the date we receive the returned Policy, plus

     2.  Any premium expense charges deducted from premiums paid, plus

     3.  Any monthly deductions charged against the policy account value, plus

     4. An amount reflecting other charges deducted (directly or indirectly) under the Policy.

We may postpone payment of the refund under certain conditions. The free look period may be longer in some states and, where state law requires, the refund will equal all payments you made (less any partial withdrawals and indebtedness).

FREE LOOK FOR INCREASE IN FACE AMOUNT. A free look period also begins if you request an increase in face amount. You may cancel an increase in face amount until 10 days after you receive the new Policy Schedule pages reflecting the increase. This period will be longer if required by state law. If you exercise this right, all monthly deductions attributable to the increase plus the face amount increase charge will be credited to the Subaccounts and the Guaranteed Account in the same proportion as they were deducted, unless you request a refund of this amount.

OWNERSHIP RIGHTS

The Policy belongs to the owner named in the application. While the insured is living, the owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured or the owner is changed thereafter. If the owner is not the insured and dies before the insured, ownership of the Policy will pass to the owner's estate, unless a contingent owner has been designated. To the extent permitted by law, Policy benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment).

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president or a vice president. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

     -- to conform the Policy, our operations, or the Separate Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company, or the Separate Account is subject;

     -- to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

     -- to reflect a change in the Separate Account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with these laws.

OTHER POLICIES

We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your Subaccount performance and policy account value. To obtain more information about these other policies, contact our Service Center or your agent.

PREMIUMS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

MINIMUM INITIAL PREMIUM. No insurance will take effect until the minimum initial premium is paid, and the health and other conditions of the insured described in the application must not have changed.

PREMIUM FLEXIBILITY. When you apply for a Policy, you will elect to pay premiums on a quarterly, semiannual, or annual basis (planned periodic premiums). We will then send you a premium reminder notice as each payment becomes "due." However, you do not have to pay premiums according to any schedule. You have flexibility to determine the frequency and the amount of the premiums you pay, and you can change the planned periodic premium schedule at any time. If you are submitting a premium payment pursuant to a premium reminder notice, the address for payment will be enclosed with the notice. You may also send your premium payments to our Service Center, or send additional premium payments by wire transfer. If you submit a premium payment to your agent, we will not begin processing the premium until we receive it from your agent's broker-dealer. If you have an outstanding policy loan, we will credit all payments you send to us as loan repayments unless you provide written notice for the payments to be applied as premium payments. (For New York residents, we will credit all payments you send to us as premium payments unless you provide written notice for the payments to be applied as loan repayments.) You may also choose to have premium payments automatically deducted monthly from your bank account or other source under the automatic payment plan. Payment of the planned periodic premiums does not guarantee that the Policy will remain in force. See "Policy Lapse and Reinstatement."

You may not pay any premiums after the Policy's final policy date. You may not pay premiums less than $20, and we reserve the right to increase this minimum to an amount not exceeding $500 upon 90 days written notice to you. We have the right to limit or refund any premium or portion of a premium if:

     1. The premium would disqualify the Policy as a life insurance contract under the Code;

     2. The amount you pay is less than the minimum dollar amount allowed (currently $20); or

     3. The premium would increase the net amount at risk (unless you provide us with satisfactory evidence of insurability).

You can stop paying premiums at any time and your Policy will continue in force until the earlier of the final policy date, or the date when either: (1) the insured dies; (2) the grace period ends without a sufficient payment (see "Policy Lapse and Reinstatement"); or (3) we receive your written notice requesting a surrender of the Policy.

MINIMUM GUARANTEE PREMIUM. The minimum guarantee premium is the monthly premium amount necessary to guarantee insurance coverage during the first 5 policy years. Your Policy's specifications page will show a minimum guarantee premium amount for your Policy, which is based on the insured's issue age, sex, premium class, face amount, and riders. The minimum guarantee premium will increase if you increase the face amount or add supplemental benefits to your Policy. The minimum guarantee premium will decrease for any supplemental benefit you decrease or discontinue. The minimum guarantee premium will not decrease if you decrease the face amount. See "Death Benefit -- Changing the Face Amount."

PREMIUM LIMITATIONS. The Code provides for exclusion of the death benefit from a beneficiary's gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premiums paid under a Policy exceed these limits. We have established procedures to monitor whether aggregate premiums paid under a Policy exceed those limits. If a premium is paid which would result in total premiums exceeding these limits, we will accept only that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy. We will notify you of available options with regard to the excess premium. If a satisfactory arrangement is not made, we will refund this excess to you. If total premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy's death benefit over the Policy's cash surrender value (i.e., the policy account value less any surrender charges or additional surrender charges) should still be excludable from gross income.

The maximum premium limitations set forth in the Code depend in part upon the amount of the death benefit at any time. As a result, any Policy changes which affect the amount of the death benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations.

REFUND OF EXCESS PREMIUM FOR MODIFIED ENDOWMENT CONTRACTS. At the time a premium is credited which would cause the Policy to become a MEC, we will notify you that the Policy will become a MEC unless you request a refund of the excess premium within 30 days after receiving the notice. If you request a refund, the excess premium paid (but not any interest or earnings on the excess premium) will be returned to you. The policy account value attributable to the excess premium will be deducted from the Subaccounts and/or the Guaranteed Account in the same proportion as the premium was initially allocated to the Subaccounts and/or the Guaranteed Account. For more information on MECs, see "Federal Tax Considerations."

TAX-FREE EXCHANGES (1035 EXCHANGES). We may accept as part of your initial premium, money from another life insurance contract that qualified for a tax-free exchange under Section 1035 of the Code, contingent upon receipt of the cash from that contract. If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct us in the application to allocate your net premium to one or more Subaccounts of the Separate Account and/or to the Guaranteed Account according to the following rules:

      -- Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

      -- We will allocate the net premium as of the date we receive it at our Service Center according to your current premium allocation instructions, unless otherwise specified.

      -- You can change the allocation instructions for additional net premiums without charge by providing us with written notice. Any change in allocation instructions will be effective on the date we record the change.

Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of these Subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS. You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

DELAY IN ALLOCATION

Certain states require us to refund all payments (less any partial withdrawals and indebtedness) in the event you cancel the Policy during the free look period. See "The Policy -- Canceling a Policy (Free Look Right)." In those states, we will allocate to the Money Market Subaccount any premiums you request be allocated to Subaccount(s) which are received at our Service Center within 15 days from the later of: (1) the policy issue date; or (2) the date we receive the minimum initial premium. After this 15-day period ends, the value in the Money Market Subaccount is allocated among the Subaccounts as indicated in the application. We invest all net premiums paid thereafter based on the allocation percentages then in effect.

POLICY ACCOUNT VALUES
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POLICY ACCOUNT VALUE

The policy account value serves as the starting point for calculating values under a Policy.

POLICY ACCOUNT VALUE:         --  equals the sum of all values in the Guaranteed
                                  Account, the Loan Account, and in each
                                  Subaccount;
                              --  is determined first on the policy date and
                                  then on each valuation day; and
                              --  has no guaranteed minimum amount and may be
                                  more or less than premiums paid.

Policy account value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest we credit to the Guaranteed Account, charges we deduct, and any other transactions (e.g., transfers, partial withdrawals, and loans). WE DO NOT GUARANTEE A MINIMUM POLICY ACCOUNT VALUE.

NET CASH SURRENDER VALUE

The net cash surrender value is the amount we pay to you when you surrender your Policy. We determine the net cash surrender value at the end of the valuation period when we receive your written surrender request.

NET CASH SURRENDER VALUE AT
THE
END OF ANY VALUATION DAY
EQUALS:                       --  the policy account value as of such date;
                                  MINUS
                              --  any surrender charge or additional surrender
                                  charge as of such date; MINUS
                              --  any outstanding indebtedness

SUBACCOUNT VALUE

At the end of any valuation period, the Subaccount value is equal to the number of units in the Subaccount multiplied by the unit value of that Subaccount.

THE NUMBER OF UNITS IN ANY
SUBACCOUNT AT THE END OF
ANY
VALUATION DAY EQUALS:         --  the initial units purchased at the unit value
                                  on the policy issue date; PLUS
                              --  units purchased with additional net premiums;
                                  PLUS

                              -- units purchased via transfers from another Subaccount, the Guaranteed Account, or the Loan Account; MINUS
                              -- units redeemed to pay for monthly deductions; MINUS
                              -- units redeemed to pay for partial withdrawals; MINUS
                              --  units redeemed as part of a transfer to
                                  another Subaccount, the Guaranteed Account, or the Loan Account.

Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the unit value for that Subaccount at the end of the valuation period.

UNIT VALUE

We determine a unit value for each Subaccount to reflect how investment performance affects the policy account value. Unit values will vary among Subaccounts. The unit value may increase or decrease from one valuation period to the next.

THE UNIT VALUE OF ANY
SUBACCOUNT AT THE END OF
ANY
VALUATION DAY EQUALS:         --  the unit value of the Subaccount on the
                                  immediately preceding valuation day;
                                  MULTIPLIED BY
                              --  the net investment factor for that Subaccount
                                  on that valuation day.

THE NET INVESTMENT FACTOR:    --  measures the investment performance of a
                                  Subaccount from one valuation period to the next;
                              --  increases to reflect investment income and
                                  capital gains (realized and unrealized) for the shares of the underlying portfolio; and
                              --  decreases to reflect any capital losses
                                  (realized and unrealized) for the shares of the underlying portfolio, as well as the insurance charge.

GUARANTEED ACCOUNT VALUE

On the policy issue date, the Guaranteed Account value is equal to the net premiums allocated to the Guaranteed Account, less the portion of the first monthly deduction taken from the Guaranteed Account.

THE GUARANTEED ACCOUNT
VALUE
AT THE END OF ANY VALUATION
DAY
IS EQUAL TO:                  --  the net premium(s) allocated to the Guaranteed
                                  Account; PLUS
                              --  any amounts transferred to the Guaranteed
                                  Account (including amounts transferred from the Loan Account); PLUS
                              --  interest credited to the Guaranteed Account;
                                  MINUS
                              --  amounts deducted to pay for monthly
                                  deductions; MINUS
                              --  amounts withdrawn from the Guaranteed Account;
                                  MINUS
                              --  amounts transferred from the Guaranteed
                                  Account to a Subaccount or to the Loan
                                  Account.

Interest will be credited to the Guaranteed Account on each policy processing day as follows:

     -- for amounts in the Guaranteed Account for the entire policy month -- interest will be credited from the beginning to the end of the policy month

     -- for amounts allocated to the Guaranteed Account during the prior policy month -- interest will be credited from the date the net premium or loan repayment is allocated to the end of the policy month

     -- for amounts transferred to the Guaranteed Account during the prior policy month -- interest will be credited from the date of the transfer to the end of the policy month

     -- for amounts deducted or withdrawn from the Guaranteed Account during the prior policy month -- interest will be credited from the beginning of the prior policy month to the date of deduction or withdrawal

DEATH BENEFIT
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INSURANCE PROCEEDS

As long as the Policy is in force, we will pay the insurance proceeds to the beneficiary once we receive satisfactory proof of the insured's death. We may require you to return the Policy. We will pay the insurance proceeds in a lump sum or under a settlement option. If the beneficiary dies before the insured, we will pay the insurance proceeds in a lump sum to the insured's estate. See "Death Benefit -- Settlement Options."

INSURANCE PROCEEDS EQUAL:             -- the death benefit (described below); PLUS
                                      -- any additional insurance provided by rider; MINUS
                                      -- any unpaid monthly deductions; MINUS
                                      -- any outstanding indebtedness.

If all or part of the insurance proceeds are paid in one sum, we will pay interest on this sum at the annual rate of 3% or any higher rate as required by applicable state law from the date of the insured's death to the date we make payment.

An increase in the face amount will increase the death benefit, and a decrease in the face amount will decrease the death benefit.

We may further adjust the amount of the insurance proceeds under certain circumstances.

DEATH BENEFIT OPTIONS

The Policy provides two death benefit options: Option A and Option B. We calculate the amount available under each death benefit option as of the date of the insured's death. Under either option, the length of the death benefit coverage depends upon the Policy's net cash surrender value. See "Policy Lapse and Reinstatement."

The Death Benefit                     --   the face amount; OR
under OPTION A is the greater of:     --   the policy account value (determined on the valuation day on or next following the date of the insured's death)
                                           multiplied by the applicable percentage listed in the table below.
The Death Benefit under OPTION B is   --   the face amount plus the policy account value (determined on
the greater of:                            the valuation day on or next following the date of the
                                           insured's death); OR
                                      --   the policy account value (determined on the valuation day on or next following the date of the insured's death)
                                           multiplied by the applicable percentage listed in the table below.

ATTAINED AGE  PERCENTAGE   ATTAINED AGE    PERCENTAGE
------------  ----------   ------------    ----------
40 and under     250%           60            130%
     45          215%           65            120%
     50          185%           70            115%
     55          150%      75 through 90      105%
                           95 through 99      100%

For attained ages not shown, the percentages decrease pro rata for each full year.

WHICH DEATH BENEFIT OPTION TO CHOOSE. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option B. If you are satisfied with the amount of the insured's existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy account value, you should choose Option A.

The amount of the death benefit may vary with the policy account value.

     -- Under Option A, the death benefit will vary with the policy account value whenever the policy account value multiplied by the applicable percentage is greater than the face amount.

     -- Under Option B, the death benefit will always vary with the policy account value.

CHANGING DEATH BENEFIT OPTIONS

After the first policy year or 12 months after a face amount increase, you may change death benefit options without evidence of insurability and with no additional charge while the Policy is in force. Changing the death benefit option may result in a change in face amount. Changing the death benefit option also may have tax consequences and may affect the net amount at risk over time (which would affect the monthly cost of insurance charge). However, we will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. You should consult a tax adviser before changing death benefit options.

CHANGING THE FACE AMOUNT

You select the face amount when you apply for the Policy. After the first policy year, you may change the face amount subject to the conditions described below. We may require you to return your Policy to make a change. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the face amount may have tax consequences and you should consult a tax adviser before doing so.

     INCREASING THE FACE AMOUNT

         -- You may increase the face amount by submitting a written application and providing evidence of insurability satisfactory to us at our Service Center.

         -- On the effective date of an increase, and taking the increase into account, the net cash surrender value must be equal to the monthly deductions then due and the charge for the increase. If not, the increase will not occur until you pay sufficient additional premium to increase the net cash surrender value.

         -- An increase will be effective on the policy processing day on or next following the date we approve your application, provided we have received any premium necessary to make the change.

         --  We apply a face amount increase charge.

         --  The minimum increase is $25,000.

         -- You may not increase the face amount after the insured's attained age 75 or if the face amount was increased during the prior 12-month period.

         -- Increasing the face amount during the first 5 policy years or purchasing the Guaranteed Minimum Death Benefit rider will increase your minimum guarantee premium.

         -- Each increase in face amount will begin a 15-year period during which additional surrender charges will apply if you surrender the Policy.

         -- The total net amount at risk will be affected, which will increase the monthly cost of insurance charges.

         -- A different cost of insurance charge may apply to the increase in face amount, based on the insured's circumstances at the time of the increase.

We use a special method to allocate a portion of the existing policy account value to an increase in face amount and to allocate subsequent premium payments between the initial face amount and the increase. We allocate the policy account value according to the ratio between the guideline annual premium for the initial face amount and the guideline annual premium for the total face amount on the effective date of the increase (before any deductions are made). We allocate premium payments made on or after the effective date of the increase between the initial face amount and the increase using the same ratio as is used to allocate the policy account value. In the event that there is more than one increase in face amount, guideline annual premiums for each increment of face amount are used to allocate policy account values and subsequent premium payments among the various increments of face amounts.

DECREASING THE FACE AMOUNT

         -- You must submit a written request to decrease the face amount, but you may not decrease the face amount below the minimum initial face amount. The decrease must be for at least $25,000.

         -- A decrease is not allowed for 12 months following an increase in face amount.

         -- Any decrease will be effective on the policy processing day on or next following the date we approve your request.

         -- Decreasing the face amount may result in a surrender charge and/or additional surrender charge, which will reduce policy account value.

         -- A decrease in face amount generally will decrease the net amount at risk, which will decrease the cost of insurance charges. For purposes of determining the cost of insurance charge and any surrender charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the initial face amount.

         -- We will not allow a decrease in face amount if this decrease would cause the Policy to no longer qualify as life insurance under the Code.

         -- Decreasing the face amount will not affect the minimum guarantee premium, unless you have elected the Guaranteed Minimum Death Benefit rider.

SETTLEMENT OPTIONS

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of the Separate Account. More detailed information concerning these settlement options is available on request from our Service Center.

ACCELERATED DEATH BENEFIT

Under the Accelerated Death Benefit rider, you may receive an accelerated payment of part of the Policy's death benefit when the insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months. In certain states only, accelerated payments also may be provided if the insured has been confined to a nursing care facility for 180 days and is expected to remain in such a facility for the remainder of his or her life.

There is no additional charge for this rider. However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid. The federal income tax consequences associated with adding the Accelerated Death Benefit rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the Accelerated Death Benefit rider to your Policy or requesting an accelerated death benefit.

LONG-TERM CARE BENEFIT

We offer three Long-Term Care Benefit riders under the Policy: the Long-Term Care Acceleration Benefit Rider, the Long-Term Care Waiver Benefit Rider, and the Long-Term Care Extended Insurance Benefit Rider. Under these riders, you may receive periodic payments of a portion of your death benefit if the insured becomes "chronically ill" so that the insured:

     (1) Is unable to perform at least 2 activities of daily living without substantial human assistance for a period of at least 90 days due to a loss of functional capacity, or

     (2) Requires substantial supervision to protect the insured from threats to health and safety due to his or her own severe cognitive impairment.

The Long-Term Care Benefit riders also provide for the payment of monthly premiums (equal on an annual basis to the minimum annual premium specified on the policy schedule) up to the date specified in the policy schedule, and the waiver of monthly deductions after that date, as well as a residual death benefit.

An optional Long-Term Care Benefit rider may also be elected which provides for periodic reimbursements of expenses incurred for "qualified long-term care services" following the full payment of the acceleration death benefit.

Each of the Long-Term Care Benefit riders imposes a monthly charge on either the net amount at risk under the Policy or the coverage amount of the rider. Depending on the rider, the charge may be at a rate that varies based on the age and sex of the insured and increases annually as the insured ages, or may be level for the duration of the rider and based on the age of the insured when the rider is issued. If you increase the rider coverage amount, a new charge based on the age of the insured at that time may apply to the increase. We may increase the rates for these charges on a class basis. Once we begin to pay benefits, we waive the charge under certain of the riders until the insured no longer qualifies for rider benefits and is not chronically ill.

There may be federal income tax consequences associated with the Long-Term Care Benefit riders. You should consult a tax adviser before adding the Long-Term Care Benefit riders to your Policy.

SURRENDERS AND PARTIAL WITHDRAWALS
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SURRENDERS

You may request to surrender your Policy for its net cash surrender value as calculated at the end of the valuation day when we receive your request, subject to the following conditions:

      -- You must complete and sign our surrender form and send it to us at our Service Center. You may obtain the surrender form by calling us at
          (800) 688-5177.

      -- The insured must be alive and the Policy must be in force when you make your request, and the request must be made before the final policy date. We may require that you return the Policy.

      -- If you surrender your Policy during the first 15 policy years (or during the first 15 years after an increase in the face amount), you will incur a surrender charge. See "Charges and Deductions -- Surrender Charges and Additional Surrender Charges."

      -- Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

      -- We generally will pay the net cash surrender value to you in a lump sum within 7 days after we receive your completed, signed surrender form unless you request other arrangements. We may postpone payment of surrenders under certain conditions.

      --  A surrender may have tax consequences. See "Federal Tax
          Considerations -- Tax Treatment of Policy Benefits."

PARTIAL WITHDRAWALS

After the first policy year, you may make a written request to withdraw part of the net cash surrender value subject to the following conditions:

     -- You must request at least $1,500.

     -- For each partial withdrawal, we deduct a $25 fee from the remaining policy account value. See "Charges and Deductions -- Partial Withdrawal Charge."

     -- The insured must be alive and the Policy must be in force when you make your request, and this request must be made before the final policy date.

     -- You can specify the Subaccount(s) from which to make the partial withdrawal but may not specify that the partial withdrawal be deducted from the Guaranteed Account. If you do not make a specification, we will deduct the amount (including any fee) from the Subaccounts and the Guaranteed Account on a pro-rata basis (that is, based on the proportion that each Subaccount value and the Guaranteed Account value bears to the unloaned policy account value).

     -- You may not make a partial withdrawal if, or to the extent that, the partial withdrawal would reduce the face amount below the minimum face amount.

     -- If Death Benefit Option A is in effect, we will reduce the face amount by the amount of the partial withdrawal (including the partial withdrawal charge). Any decrease in face amount due to a partial withdrawal will first reduce the most recent increase in face amount, then the next most recent increases in succession, and lastly, the initial face amount.

     -- If you purchased an Additional Insurance Benefit rider, partial withdrawals first decrease the Policy's face amount (beginning with the most recent increase, then the next most recent increases in succession, and then the initial face amount) and then the rider coverage amount.

     -- We will process the partial withdrawal at the unit values next determined after we receive your request.

     -- We generally will pay a partial withdrawal request within 7 days after the valuation day when we receive the request. We may postpone payment of partial withdrawals under certain conditions.

     -- A partial withdrawal can affect the face amount, death benefit, and net amount at risk (which is used to calculate the cost of insurance charge (see "Charges and Deductions -- Monthly Deduction")).

     -- If a partial withdrawal would cause the Policy to fail to qualify as life insurance under the Code, we will not allow the partial withdrawal.

     -- Partial withdrawals may have tax consequences. See "Federal Tax
        Considerations -- Tax Treatment of Policy Benefits."

TRANSFERS
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You may make transfers between and among the Subaccounts and the Guaranteed
Account. We determine the amount you have available for transfers at the end of the valuation period when we receive your request. The following features apply to transfers under the Policy:

     -- You must transfer at least $1,000, or the total value in the Subaccount or Guaranteed Account, if less.

     -- We deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a policy year. Transfers due to dollar cost averaging, automatic asset rebalancing, loans, the exchange privilege, the special transfer right, change in Subaccount investment policy, or the initial reallocation of account values from the Money Market Subaccount do NOT count as transfers for the purpose of assessing the transfer charge. See "Transfers" and "Transfers -- Additional Transfer Rights."

     -- We consider each telephone, fax, e-mail, or written request to be a single transfer, regardless of the number of Subaccounts (or Guaranteed Account) involved.

     -- We process transfers based on unit values determined at the end of the valuation day when we receive your transfer request. The corresponding portfolio of any Subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange (usually 4:00 p.m., Eastern time), which coincides with the end of each valuation period. Therefore, we will process any transfer request we receive after the close of the regular business session of the New York Stock Exchange, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the New York Stock Exchange.

Excessive trading (including short-term "market timing" trading) may adversely affect the performance of the Subaccounts. If a pattern of excessive trading by a policyowner or the policyowner's agent develops, we reserve the right not to process the transfer request. If your transfer request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed.

TRANSFERS FROM THE GUARANTEED ACCOUNT. You may make one transfer out of the Guaranteed Account within 30 days prior to or following each policy anniversary. The amount transferred may not exceed 25% of the Guaranteed Account value. However, if the Guaranteed Account value is less than $1,000, the entire Guaranteed Account value may be transferred. If we receive your request for this transfer within 30 days prior to the policy anniversary, the transfer will be made as of the policy anniversary. If this request is received within 30 days after the policy anniversary, the transfer will be made as of the date we receive the request.

DOLLAR COST AVERAGING. You may elect to participate in a dollar cost averaging program in the application or by completing an election form that we receive by the beginning of the month. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts or Guaranteed Account over a period of time by systematically and automatically transferring, on a monthly basis, specified dollar amounts from any selected Subaccount to any other Subaccount(s) or the Guaranteed Account. This allows you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. There is no additional charge for dollar cost averaging. We may modify, suspend, or discontinue the dollar cost averaging program at any time upon 30 days' written notice to you.

AUTOMATIC ASSET REBALANCING. We also offer an automatic asset rebalancing program under which we will automatically transfer amounts quarterly or annually to maintain a particular percentage allocation among the Subaccounts. Policy account value allocated to each Subaccount will grow or decline in value at different rates. The automatic asset rebalancing program automatically reallocates the policy account value in the Subaccounts at the end of each quarterly or annual period to match your Policy's currently effective premium allocation schedule. The automatic asset rebalancing program will transfer policy account value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). Over time, this method of investing may help you buy low and sell high. The automatic asset rebalancing program does not guarantee gains, nor does it assure that you will not have losses. Policy account value in the Guaranteed Account is not available for this program. There is no additional charge for the automatic asset rebalancing program. We may modify, suspend, or discontinue the automatic asset rebalancing program at any time.

ADDITIONAL TRANSFER RIGHTS

SPECIAL TRANSFER RIGHT

At any one time during the first 2 years following the policy issue date, you may request a transfer of the entire amount in the Separate Account to the Guaranteed Account, and the allocation of all future net premiums to the Guaranteed Account. This serves as an exchange of the Policy for the equivalent of a flexible premium fixed benefit life insurance policy. We will not assess any transfer or other charges in connection with the special transfer right, and this transfer will not count toward the 12 "free" transfers permitted each policy year.

CONVERSION PRIVILEGE FOR INCREASE IN FACE AMOUNT

At any one time during the first 2 years following an increase in the Policy's face amount, you may exchange the amount of the increase for a fixed benefit permanent life insurance policy without evidence of insurability. Such an exchange may have tax consequences. Premiums under this new policy will be based on our rates in effect for the same sex, attained age, and premium class of the insured on the effective date of the increase in the face amount. The new policy will have the same face amount and policy issue date as the amount and effective date of the increase. We will refund the expense charge for the increase and the monthly deductions for the increase made on each policy processing day between the effective date of the increase to the date of conversion. We will not assess any transfer charges in connection with this conversion privilege, and this transfer will not count toward the 12 "free" transfers permitted each policy year.

CHANGE IN SUBACCOUNT INVESTMENT POLICY

If the investment policy of a Subaccount is materially changed, you may transfer the portion of the policy account value in that Subaccount to another Subaccount or to the Guaranteed Account without a transfer charge and without having the transfer count toward the 12 transfers permitted without charge during a Policy Year.

TELEPHONE, FAX, AND E-MAIL REQUESTS
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In addition to written requests, we may accept telephone, fax, and e-mail instructions from you or an authorized third party regarding transfers, dollar cost averaging, automatic asset rebalancing, loans (excluding 403(b) plans), exercise of the special transfer right, and partial withdrawals (fax and e-mail only), subject to the following conditions:

     -- You must complete and sign our telephone, fax, or e-mail request form and send it to us. You also may authorize us in the application or by written notice to act upon instructions given by telephone, fax, or e-mail.

     -- You may designate in the request form a third party to act on your behalf in making telephone, fax, and e-mail requests.

     -- We will employ reasonable procedures to confirm that instructions are genuine.

     -- If we follow these procedures, we are not liable for any loss, damage, cost, or expense from complying with instructions we reasonably believe to be authentic. You bear the risk of any such loss. If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

     -- These procedures may include requiring forms of personal identification prior to acting upon instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

     -- We reserve the right to suspend telephone, fax, and/or e-mail instructions at any time for any class of policies for any reason.

If you are provided a personal identification number ("PIN") in order to execute electronic transactions, you should protect your PIN, because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person providing instructions by telephone, fax, or e-mail is you or is authorized by you.

Telephone, fax, and e-mail may not always be available. Any telephone, fax, or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to the Service Center.

LOANS
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While the Policy is in force, you may submit a request to borrow money from us using the Policy as the only collateral for the loan. You may increase your risk of lapse if you take a loan. A loan that is taken from, or secured by, a Policy may have tax consequences.

LOAN CONDITIONS:

      --   The MINIMUM LOAN you may take is $500.

      -- The MAXIMUM LOAN you may take is the net cash surrender value on the date of the loan.

      -- To secure the loan, we transfer an amount as collateral to the Loan Account. This amount is equal to the amount of the loan (adjusted by the earned interest rate and the charged interest rate to the next policy anniversary). You may request that we transfer this amount from specific Subaccounts, but may not request that we transfer this amount from the Guaranteed Account. However, if you do not specify any specific Subaccounts, we will transfer the loan from the Subaccounts and the Guaranteed Account on a pro-rata basis based on the proportion that the values in the Subaccounts and Guaranteed Account bear to the unloaned policy account value.

      -- We charge you 6% interest per year (charged interest rate) on your loan. Interest is due and payable at the end of each policy year. Unpaid interest becomes part of the outstanding loan and accrues interest, beginning 23 days after the policy anniversary. Unpaid interest is allocated based on your written instructions. If there are no such instructions or the policy account value in the specified Subaccounts is insufficient to allow the collateral for the unpaid interest to be transferred, the interest is allocated based on the proportion that the Guaranteed Account value and the value in the Subaccounts bear to the total unloaned policy account value.

      -- Amounts in the Loan Account earn interest at an annual rate guaranteed not to be lower than 4.0% (earned interest rate). We may credit the Loan Account with an interest rate different than the rate credited to net premiums allocated to the Guaranteed Account. We currently credit 4% to amounts in the Loan Account.

      -- We transfer earned loan interest to the Subaccounts and/or the Guaranteed Account and recalculate collateral: (a) when loan interest is paid or added to the loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made. A transfer to or from the Loan Account will be made to reflect any recalculation of collateral. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid charged interest added to the loan balance) minus any loan repayments.

      -- You may repay all or part of your indebtedness at any time while the insured is alive and the Policy is in force. Upon each loan repayment, we will allocate an amount equal to the loan repayment (but not more than the amount of the outstanding loan) from the Loan Account back to the Subaccounts and/or Guaranteed Account according to the pro rata basis upon which we originally transferred the loan collateral from the Subaccounts and/or Guaranteed Account as described above. We will allocate any repayment in excess of the amount of the outstanding loan to the Subaccounts and/or the Guaranteed Account based on the amount of interest due on the portion of the outstanding loan allocated to each such account.

      -- While your loan is outstanding, we will credit all payments you send to us as loan repayments unless you provide written notice for the payments to be applied as premium payments. (For New York residents, we will credit all payments you send to us as premium payments unless you provide written notice for the payments to be applied as loan repayments.)

      -- We deduct any indebtedness from the policy account value upon surrender, and from the insurance proceeds payable on the insured's death.

      -- If your indebtedness causes the net cash surrender value on a policy processing day to be less than the monthly deduction due, your Policy will enter a grace period. See "Policy Lapse and Reinstatement."

      -- We normally pay the amount of the loan within 7 days after we receive a loan request. We may postpone payment of loans under certain conditions.

EFFECT OF POLICY LOANS

A loan, whether or not repaid, affects the Policy, the policy account value, the net cash surrender value, and the death benefit. The insurance proceeds and net cash surrender value include reductions for the amount of any indebtedness. Repaying a loan causes the death benefit and net cash surrender value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount as collateral for the loan in the Loan Account. This amount is not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Guaranteed Account. Amounts transferred from the Separate Account to the Loan Account will affect the policy account value, even if the loan is repaid, because we credit these amounts with an interest rate we declare rather than with a rate of return that reflects the investment performance of the Separate Account.

Accordingly, the effect on the policy account value and death benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Guaranteed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy with an outstanding loan will be lower when the earned interest rate is less than the investment performance of assets held in the Subaccounts and interest credited to the Guaranteed Account. The longer a loan is outstanding, the greater the effect of a policy loan is likely to be.

There are risks involved in taking a loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. If the Policy is a MEC, then a loan will be treated as a partial withdrawal for Federal income tax purposes. A loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. See "Policy Lapse and Reinstatement." In addition, if a loan is taken from a Policy that is part of a plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), the loan will be treated as a "prohibited transaction" subject to certain penalties unless additional ERISA requirements are satisfied. The owner of such a Policy should seek competent advice before requesting a policy loan.

POLICY LAPSE AND REINSTATEMENT
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LAPSE

Your Policy may enter a 61-day grace period and possibly lapse (terminate without value) if the net cash surrender value is not enough to pay the monthly deduction and other charges. If you have taken a loan, then your Policy also will enter a grace period (and possibly lapse) whenever your indebtedness reduces the net cash surrender value to zero.

Your Policy will NOT lapse:

     1. During the first 5 policy years, if you pay premiums (less any indebtedness and partial withdrawals) in excess of the minimum guarantee premium;

     2. If you purchase a Guaranteed Minimum Death Benefit rider and meet certain conditions; or

     3. If you make a payment equal to 3 monthly deductions before the end of the grace period.

If your Policy enters a grace period, we will mail a notice to your last known address and to any assignee of record. The 61-day grace period begins on the date of the notice. The notice will indicate that the payment amount of 3 monthly deductions is required and will also indicate the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits. You may reinstate a lapsed Policy if you meet certain requirements. If the insured dies during the grace period, we will pay the insurance proceeds.

REINSTATEMENT

Unless you have surrendered your Policy, you may reinstate a lapsed Policy at any time while the insured is alive and within 3 years after the end of the grace period (and prior to the final policy date) by submitting all of the following items to us at our Service Center:

     1.  A written notice requesting reinstatement;

     2.  Evidence of insurability we deem satisfactory; and

     3. Payment of sufficient premium to keep the Policy in force for at least 3 months.

The effective date of reinstatement will be the first policy processing day on or next following the date we approve your application for reinstatement. The reinstated Policy will have the same policy date as it had prior to the lapse. Upon reinstatement, the policy account value will be based upon the premium paid to reinstate the Policy.

THE COMPANY AND THE GUARANTEED ACCOUNT
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PROVIDENT MUTUAL LIFE INSURANCE COMPANY

We are a mutual life insurance company. We were originally incorporated under Pennsylvania law in 1865. On December 14, 2001, our Board of Directors unanimously approved and adopted a plan of conversion under which we will convert from a mutual insurance company to a stock company and become a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("Nationwide Financial"). This adoption followed an August 8, 2001 announcement from Nationwide Financial and us regarding the signing of a definite agreement with Nationwide Financial to acquire us in a sponsored demutualization. Nationwide Financial, a company whose Class A shares of common stock are traded on the New York Stock Exchange, is an indirect majority-owned subsidiary of Nationwide Corporation, and is the holding company of Nationwide Life Insurance Company and other companies that comprise the retirement savings operations of the Nationwide group of companies. After the transaction is completed, we will be a direct wholly-owned subsidiary of Nationwide Financial.

We are subject to regulation by the Insurance Department of the Commonwealth of Pennsylvania, as well as by the insurance departments of all other states and jurisdictions in which we do business. We established the Separate Account to support the investment options under the Policy and under other variable life insurance policies we may issue. Our general account supports the Guaranteed Account option under the Policy. As of December 31, 2001, we had consolidated assets of approximately $9.2 billion.

THE GUARANTEED ACCOUNT

The Guaranteed Account is part of our general account. We own the assets in the general account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the Guaranteed Account's assets. We bear the full investment risk for all amounts allocated or transferred to the Guaranteed Account. We guarantee that the amounts allocated to the Guaranteed Account will be credited interest daily at a net effective annual interest rate of at least 4%. The principal, after charges and deductions, is also guaranteed. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The Guaranteed Account value will not share in the investment performance of our general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the Guaranteed Account will be credited with different current interest rates. For each amount allocated or transferred to the Guaranteed Account, we apply the current interest rate to the end of the calendar year. At the end of that calendar year, we reserve the right to declare a new current interest rate on this amount and accrued interest thereon (which may be a different rate than the rate that applies to new allocations to the Guaranteed Account on that date). We guarantee the rate declared on this amount and accrued interest thereon at the end of each calendar year for the following calendar year. You assume the risk that interest credited to amounts in the Guaranteed Account may not exceed the minimum 4% guaranteed rate.

We allocate amounts from the Guaranteed Account for partial withdrawals, transfers to the Subaccounts, or charges for the monthly deduction on a last in, first out (i.e., LIFO) basis for the purpose of crediting interest.

WE HAVE NOT REGISTERED THE GUARANTEED ACCOUNT WITH THE SEC, AND THE STAFF OF THE SEC HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE GUARANTEED ACCOUNT.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS
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THE SEPARATE ACCOUNT

The Separate Account is a separate investment account established under Pennsylvania law. We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and qualifies as a "separate account" within the meaning of the Federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC.

We have divided the Separate Account into Subaccounts that may invest in shares of one portfolio of the following funds:

     -- The Market Street Fund

     -- Fidelity Variable Insurance Products

     -- Gartmore Variable Insurance Trust

     -- Scudder Variable Series I

     -- Vanguard Variable Insurance Fund

The Subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Subaccount reflect the Subaccount's own investment performance and not the investment performance of our other assets. The Separate Account assets are held separate from our other assets and are not part of our general account. We may not use the Separate Account's assets to pay any of our liabilities other than those arising from the Policies. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The Separate Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus.

If investment in the funds or a particular portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the Policy, or for any other reason in our sole discretion, we may substitute another fund or portfolio without your consent. The substituted fund or portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, no such substitution will be made without any necessary approval of the SEC. Furthermore, we may close Subaccounts to allocations of premiums or policy account value, or both, at any time in our sole discretion. The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.

In addition, we reserve the right to make other structural and operational changes affecting the Separate Account. See "Addition, Deletion, or Substitution of Investments," below.

WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

THE PORTFOLIOS

The Separate Account invests in shares of certain portfolios. Each portfolio is part of a mutual fund that is registered with the SEC as an open-end management investment company. This registration does not involve supervision of the management or investment practices or policies of the portfolios or mutual funds by the SEC.

Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The following table summarizes each portfolio's investment objective(s) and identifies its investment adviser (and subadviser, if applicable). THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the portfolios, including a description of risks and expenses, in the prospectuses for the portfolios that accompany this prospectus. You should read these prospectuses carefully and keep them for future reference.

             PORTFOLIO           INVESTMENT OBJECTIVE AND INVESTMENT ADVISER

EQUITY 500 INDEX PORTFOLIO   -- Seeks to provide long-term capital appreciation.
                             Investment adviser is Market Street Investment
                             Management Company; subadviser is SSgA Funds
                             Management, Inc.

MONEY MARKET PORTFOLIO       -- Seeks to provide maximum current income
                             consistent with capital preservation and liquidity.
                             Investment adviser is Market Street Investment
                             Management Company.

FIDELITY VIP EQUITY-INCOME
PORTFOLIO (INITIAL CLASS)    -- Seeks reasonable income by investing primarily
                             in income-producing equity securities. Investment adviser is Fidelity Management & Research Company.

FIDELITY VIP GROWTH
PORTFOLIO
(INITIAL CLASS)              -- Seeks to achieve capital appreciation.
                             Investment adviser is Fidelity Management &
                             Research Company.

FIDELITY VIP INVESTMENT
GRADE
BOND PORTFOLIO (INITIAL
CLASS) -- Seeks high current income by investing in investment-grade debt securities. Investment adviser is Fidelity Management & Research Company.

GARTMORE GVIT INVESTOR
DESTINATIONS MODERATELY
CONSERVATIVE FUND            -- Seeks to maximize total investment return.
                             Investment adviser is Gartmore Mutual Fund Capital
                             Trust.

SCUDDER BOND PORTFOLIO
(CLASS A)                    -- Seeks to provide a high level of income
                             consistent with a high quality portfolio of debt securities. Investment adviser is Deutsche
                             Investment Management Americas Inc.

VANGUARD GROWTH PORTFOLIO    -- Seeks to provide long-term growth of capital.
                             Investment adviser is Alliance Capital Management
                             L.P.

VANGUARD MID-CAP INDEX
PORTFOLIO                    -- Seeks to provide long-term growth of capital by
                             attempting to match the performance of a broad-based market index of stocks of medium-size
                             U.S. companies. Investment adviser is The Vanguard
                             Group.

VANGUARD DIVERSIFIED VALUE
PORTFOLIO                    -- Seeks to provide long-term growth of capital.
                             Investment adviser is Barrow, Hanley, Mewhinney &
                             Strauss, Inc.

VANGUARD TOTAL BOND MARKET
INDEX PORTFOLIO              -- Seeks to provide a higher level of income by
                             attempting to match the performance of a broad market-weighted bond index. Investment adviser is The Vanguard Group.

In addition to the Separate Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under
Section 401 of the Code. It is possible that, in the future, material conflicts could arise as a result of such "mixed and shared" investing.

THESE PORTFOLIOS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUND PORTFOLIOS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance of the portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios. THERE CAN BE NO ASSURANCE, AND WE MAKE NO REPRESENTATION, THAT THE INVESTMENT PERFORMANCE OF ANY OF THE PORTFOLIOS AVAILABLE UNDER THE POLICY WILL BE COMPARABLE TO THE INVESTMENT PERFORMANCE OF ANY OTHER PORTFOLIO, EVEN IF THE OTHER PORTFOLIO HAS THE SAME INVESTMENT ADVISER OR MANAGER, THE SAME INVESTMENT OBJECTIVES AND POLICIES, AND A VERY SIMILAR NAME.

PMLIC may receive compensation from the investment adviser of a fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the Policies. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the Policies and other policies issued by PMLIC. These percentages differ, and some advisers (or affiliates) may pay us more than others.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account, including, among others, the right to:

     1. Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;

     2. Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a Subaccount at our discretion;

     3. Substitute or close Subaccounts to allocations of premiums or policy account value, or both, and to existing investments or the investment of future premiums, or both, at any time in our discretion;

     4. Transfer assets supporting the Policies from one Subaccount to another or from the Separate Account to another separate account;

     5. Combine the Separate Account with other separate accounts, and/or create new separate accounts;

     6. Deregister the Separate Account under the 1940 Act, or operate the Separate Account as a management investment company under the 1940 Act, or as any other form permitted by law; and

     7. Modify the provisions of the Policy to reflect changes to the Subaccounts and the Separate Account and to comply with applicable law.

The portfolios, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.

VOTING PORTFOLIO SHARES

Even though we are the legal owner of the portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as owners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of policy account value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations, or interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, under certain circumstances we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to owners advising you of the action and the reasons we took this action.

CHARGES AND DEDUCTIONS
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We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

SERVICES AND BENEFITS WE PROVIDE:     --  the death benefit, cash, and loan benefits under the
                                      Policy
                                      --  investment options, including premium allocations
                                      --  administration of elective options
                                      --  the distribution of reports to owners
COSTS AND EXPENSES WE INCUR:          --  costs associated with processing and underwriting
                                      applications, and with issuing and administering the Policy
                                          (including any riders)
                                      --  overhead and other expenses for providing services and benefits
                                      --  sales and marketing expenses
                                      --  other costs of doing business, such as collecting
                                      premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state, and local
                                          premium and other taxes and fees
RISK WE ASSUME:                       --  that the cost of insurance charges we may deduct are
                                      insufficient to meet our actual claims because insureds die sooner than we estimate
                                      --  that the costs of providing the services and benefits
                                      under the Policies exceed the charges we deduct

PREMIUM EXPENSE CHARGE

Prior to allocation of net premium, we deduct a premium expense charge from each premium to compensate us for distribution expenses and certain taxes. We credit the remaining amount (the net premium) to your policy account value according to your allocation instructions. The premium expense charge consists of:

     1. Premium Tax Charge: for state and local premium taxes based on the rate for the insured's residence at the time the premium is paid. Premium taxes vary from state to state but range from 0% to 4%. No premium tax charge is deducted in jurisdictions that impose no premium tax.

     2. Percent of Premium Charge: during the first policy year, equal to 10% of each premium payment up to a specific amount (calculated for the base Policy) and 4% of premium payments above this amount. After the first policy year, this charge equals 4% of each premium payment. We may increase this charge to a maximum of 10% of each premium payment. This charge compensates us partially for Federal taxes and the cost of selling the Policy.

     3. Percent of Premium Charge -- Additional Premium Charge: during the first policy year following an increase in face amount, equal to 10% of each premium payment up to a specific amount (calculated for the increase in face amount) and 4% of premium payments above this amount. We may increase this charge to a maximum of 10% of each premium payment. This charge compensates us partially for Federal taxes and the cost of selling the Policy incurred in connection with face amount increases.

MONTHLY DEDUCTION

We deduct a monthly deduction from the policy account value on the policy date and on each policy processing day to compensate us for administrative expenses and for the Policy's insurance coverage. We will make deductions from each Subaccount and the Guaranteed Account in accordance with the allocation percentage for monthly deductions you chose at the time of application, or as later changed by written notice. If we cannot make a monthly deduction on this basis, we will make deductions on a pro rata basis (i.e., in the same proportion that the value in each Subaccount and the Guaranteed Account bears to the unloaned policy account value on the policy processing day). Because portions of the monthly deduction (such as the cost of insurance) can vary from month-to-month, the monthly deduction will also vary.

If the policy date is set prior to the policy issue date, a monthly deduction will accrue on the policy date and on each policy processing day until the policy issue date. On the policy issue date, these accrued monthly deductions will be deducted from the policy account value. The maximum amount deducted on the policy issue date will equal the sum of 6 monthly deductions. We will then deduct a monthly deduction from the policy account value on each policy processing day thereafter as described above.

The monthly deduction has 4 components:

     -- the cost of insurance charge

     -- the monthly administrative charge

     -- the initial administrative charge (for the first 12 policy processing days)

     -- charges for any riders (as specified in the applicable rider(s))

COST OF INSURANCE. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit. The charge depends on a number of variables (issue age, sex, premium class, policy year, and face amount) that would cause it to vary from Policy to Policy and from policy processing day to policy processing day. Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy. We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses.

COST OF      The cost of insurance charge is equal to:
INSURANCE             -- the monthly cost of insurance rate, MULTIPLIED BY
CHARGE                -- the net amount at risk for your Policy on the policy
                         processing day.

         The net amount at risk is equal to:

                      -- the death benefit on the policy processing day;
                         MINUS
                      -- the policy account value on the policy processing
                         day

We calculate the cost of insurance charge separately for the initial face amount and for any increase in face amount. If we approve an increase in your Policy's face amount, then a different premium class (and a different cost of insurance charge) may apply to the increase, based on the insured's circumstances at the time of the increase. If, however, the death benefit is the policy account value times the specified percentage, the rate for the premium class for the initial face amount will be used for the amount of the death benefit in excess of the total face amount.

The cost of insurance charge is determined in a similar manner for any Additional Insurance Benefit rider coverage amount and for any increase in rider coverage amount. Generally, the current cost of insurance rates for this rider are lower than the current cost of insurance rates on the Policy's net amount at risk. The guaranteed cost of insurance rates under the rider are substantially the same as the guaranteed cost of insurance rates on the Policy's net amount at risk.

Net Amount at Risk. We also calculate the net amount at risk separately for the initial face amount and for any increase in face amount. In determining the net amount at risk for each increment of face amount, the policy account value is first considered part of the initial face amount. If the policy account value exceeds the initial face amount, it is then considered as part of any increases in face amount in the order these increases took effect.

Cost of insurance rates. We base the cost of insurance rates on the insured's attained age, sex, premium class, number of full years the insurance has been in force, and the face amount. The actual monthly cost of insurance rates are based on our expectations as to future mortality and expense experience. The rates will never be greater than the guaranteed cost of insurance rates stated in your Policy. These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table and the insured's attained age, sex, and premium class. For Policies issued in states which require "unisex" policies or in conjunction with employee benefit plans, the maximum cost of insurance charge depends only on the insured's attained age, premium class, and the 1980 Commissioner's Standard Ordinary Mortality Table NB and SB. Any change in the cost of insurance rates will apply to all persons of the same attained age, sex, premium class, and number of full years insurance has been in force.

Premium class. The premium class of the insured will affect the cost of insurance rates. We currently place insureds into standard classes and classes with extra ratings, which reflect higher mortality risks.

      -- In an otherwise identical Policy, an insured in the standard class will have a lower cost of insurance than an insured in a class with extra ratings.

      -- The standard premium class is divided into 3 categories: smoker, nonsmoker, and preferred.

       -- The preferred premium class is only available if the face amount equals or exceeds $100,000.

       -- Nonsmoking insureds will generally incur lower cost of insurance rates than insureds who are classified as smokers in the same premium class. The nonsmoker designation is not available for insureds under attained age 21, but shortly before an insured attains age 21, we may notify the insured about possible classification as a nonsmoker. If the insured does not qualify as a nonsmoker or does not respond to the notification, cost of insurance rates will remain as shown in the Policy. However, if the insured does respond to the notification, and qualifies as a nonsmoker, the cost of insurance rates will be changed to reflect the nonsmoker classification.

       -- Preferred insureds will generally incur lower cost of insurance rates than insureds who are classified as nonsmokers.

MONTHLY ADMINISTRATIVE CHARGE. Each month we deduct a $7.50 monthly administrative charge to compensate us for ordinary administrative expenses such as record keeping, processing death benefit claims and Policy changes, preparing and mailing reports, and overhead costs. This charge may be increased but will not exceed $11 per month.

INITIAL ADMINISTRATIVE CHARGE. On the first 12 policy processing days, we deduct a $5.00 initial administrative charge for policy issue costs.

CHARGES FOR RIDERS. The monthly deduction includes charges for any supplemental insurance benefits you add to your Policy by rider.

INSURANCE CHARGE

We deduct a daily charge from each Subaccount (but not the Guaranteed Account). This charge compensates us for administration and distribution of the Policies and certain mortality and expense risks we assume. The administration and distribution expenses are costs we incur in offering and administering the Policies, such as administration costs, marketing costs, and other costs associated with making and maintaining the Subaccounts and selling the Policy. The mortality risk is that the insureds will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

The insurance charge may vary by Subaccount. We may incur administration and distribution expenses that are higher for some Subaccounts than for others. In addition, some funds (or their advisers) may compensate us and/or our affiliates for administrative, distribution, or other services relating to the portfolios. Some may pay us more than others, and the differences may be significant. Some may not provide any compensation for these expenses. Also, unlike some policies, we are not compensated with 12b-1 plan fees from most of the funds under the Policies.

The insurance charge is currently equal to:

       -- the assets in each Subaccount, MULTIPLIED BY

       -- for Subaccounts investing in the Vanguard Variable Insurance Fund portfolios, 0.002603%, which is the daily portion of the annual insurance charge rate of 0.95 % during all policy years; or

       -- for Subaccounts investing in all other portfolios, 0.002055%, which is the daily portion of the annual insurance charge rate of 0.75% during all policy years.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We may increase this charge to a maximum annual rate of 1.00% for each Subaccount. We expect to profit from this charge and may use these profits for any purpose.

SURRENDER CHARGES AND ADDITIONAL SURRENDER CHARGES

Surrender charges and additional surrender charges are deducted to compensate us partially for the cost of administering, issuing, and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing policy records, and Policy issue. We do not expect surrender charges and additional surrender charges to cover all of these costs. To the extent that they do not, we will cover the short-fall from our general account assets, which may include profits from the insurance charge and cost of insurance charge.

SURRENDER CHARGE. If your Policy lapses or you fully surrender your Policy during the first 15 policy years, we deduct a surrender charge from your policy account value and pay the remaining amount (less any outstanding indebtedness) to you. The payment you receive is called the net cash surrender value. This surrender charge does not apply to partial withdrawals.

The surrender charge consists of:

     1. Deferred Administrative Charge: the charge described in the table below less any deferred administrative charge previously paid at the time of a decrease in face amount.

                                                              CHARGE PER $1,000
POLICY YEAR(S)                                                 OF FACE AMOUNT
--------------                                                -----------------
1-6.........................................................        $4.90
7...........................................................        $4.41
8...........................................................        $3.92
9...........................................................        $3.43
10..........................................................        $2.94
11..........................................................        $2.45
12..........................................................        $1.96
13..........................................................        $1.47
14..........................................................        $0.98
15..........................................................        $0.49
16+.........................................................        $ -0-

     2. Deferred Sales Charge: this charge equals the lesser of a or b (less any deferred sales charge previously paid at the time of a prior decrease in face amount), where:

        a = 35% of all premiums paid to the date of surrender or lapse; or

        b = the following percentage of target premium:

                                                                  % OF TARGET
                                                                PREMIUM FOR THE
POLICY YEAR(S)                                                INITIAL FACE AMOUNT
--------------                                                -------------------
1-6.......................................................            70%
7.........................................................            63%
8.........................................................            56%
9.........................................................            49%
10........................................................            42%
11........................................................            35%
12........................................................            28%
13........................................................            21%
14........................................................            14%
15........................................................             7%
16+.......................................................             0%

ADDITIONAL SURRENDER CHARGE. Within 15 years after the effective date of an increase in face amount, we deduct an additional surrender charge if you surrender the Policy or it lapses.

The additional surrender charge consists of:

     1. Additional Deferred Administrative Charge: the charge described in the table below less any additional deferred administrative charge previously paid at the time of a decrease in face amount.

                                                              CHARGE PER $1,000
12-MONTH PERIOD BEGINNING WITH                                FOR EACH INCREASE
THE EFFECTIVE DATE OF EACH INCREASE                            IN FACE AMOUNT
-----------------------------------                           -----------------
1-6.........................................................        $4.90
7...........................................................        $4.41
8...........................................................        $3.92
9...........................................................        $3.43
10..........................................................        $2.94
11..........................................................        $2.45
12..........................................................        $1.96
13..........................................................        $1.47
14..........................................................        $0.98
15..........................................................        $0.49
16+.........................................................        $ -0-

     2. Additional Deferred Sales Charge: this charge equals the lesser of A or B (less any additional deferred sales charge for this increase previously paid at the time of a decrease in face amount), where:

        a = 35% of premiums allocated to the increase in face amount; or

        b = the following percentage of target premium:

                                                                             % OF TARGET PREMIUM
                                                                              FOR EACH INCREASE
NUMBER OF YEARS FOLLOWING THE EFFECTIVE DATE OF THE INCREASE IN FACE AMOUNT    IN FACE AMOUNT
---------------------------------------------------------------------------  -------------------
1-6................................................................                  70%
7..................................................................                  63%
8..................................................................                  56%
9..................................................................                  49%
10.................................................................                  42%
11.................................................................                  35%
12.................................................................                  28%
13.................................................................                  21%
14.................................................................                  14%
15.................................................................                   7%
16+................................................................                   0%

DECREASE IN FACE AMOUNT. In the event of a decrease in face amount before the end of the 15th policy year or within 15 years after an increase in face amount, we deduct a charge that is a portion of the surrender charge and/or additional surrender charge.

     -- If there have been no increases in face amount, we determine this portion by dividing the amount of the decrease by the current face amount and multiplying the result by the surrender charge and/or additional surrender charge.

     -- If more than one surrender charge and/or additional surrender charge is in effect because of one or more increases in face amount, we apply the surrender charge and/or additional surrender charge in the following order: (1) the most recent increase, followed by (2) the next most recent increases in succession, and (3) the initial face amount.

     -- Where a decrease causes a partial reduction in an increase or in the initial face amount, we will deduct a proportionate share of the surrender charge or additional surrender charge for that increase or for the initial face amount.

     -- We will deduct the surrender charge and/or additional surrender charge applicable to the decrease from the policy account value and the remaining surrender charge and/or additional surrender charge will be reduced by the amount deducted.

     -- We will deduct the surrender charge and/or additional surrender charge from the Subaccounts and the Guaranteed Account based on the proportion that the values in the Subaccounts and the Guaranteed Account bear to the total unloaned policy account value.

The surrender charge, additional surrender charge, and target premium vary based on the insured's attained age, sex, premium class, and initial face amount. The maximum target premium for any Policy is $54 per $1,000 of face amount. Your Policy's specifications page will indicate the surrender charges, additional surrender charges, and target premium applicable to your Policy.

THE SURRENDER CHARGE AND ADDITIONAL SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THESE CHARGES BEFORE YOU REQUEST A SURRENDER OR DECREASE IN FACE AMOUNT. Under some circumstances the level of surrender charges and additional surrender charges might result in no net cash surrender value available.

FACE AMOUNT INCREASE CHARGE

If you increase the face amount, we will deduct a charge of $60 plus $0.50 per $1,000 face amount increase (but not greater than $750) from the policy account value on the effective date of this increase. This charge will be deducted from the Subaccounts and the Guaranteed Account based on the allocation schedule for monthly deductions in effect at the time of the increase. We deduct this charge to compensate us for administrative expenses incurred in connection with the increase, including medical exams, review of the application for the increase, underwriting decisions, application processing, and changing Policy records and the Policy. We may increase this charge to a maximum of $60 plus $3.00 per $1,000 face amount increase. We do not guarantee a $750 limit if we increase this charge.

PARTIAL WITHDRAWAL CHARGE

After the first policy year, you may request a partial withdrawal from your policy account value. For each partial withdrawal, we will deduct a $25 fee from the remaining policy account value. This charge is to compensate us for administrative costs in generating the withdrawn payment and in making all calculations which may be required because of the partial withdrawal.

TRANSFER CHARGE

We currently allow you to make 12 transfers among the Subaccounts or the Guaranteed Account each policy year with no additional charge.

 -- We deduct $25 for the 13th and each additional transfer made during a policy year to compensate us for the costs of processing these transfers.

 -- For purposes of assessing the transfer charge, we consider each telephone, fax, e-mail, or written request to be one transfer, regardless of the number of Subaccounts (or Guaranteed Account) affected by the transfer.

 --  We deduct the transfer charge from the amount being transferred.

 -- Transfers due to dollar cost averaging, automatic asset rebalancing, loans, the exchange privilege, the special transfer right, change in Subaccount investment policy, or the initial reallocation of account values from the Money Market Subaccount do NOT count as transfers for the purpose of assessing this charge.

PORTFOLIO EXPENSES

The value of the net assets of each Subaccount reflects the management fees and other expenses incurred by the corresponding portfolio in which the Subaccount invests. For further information, consult the portfolios' prospectuses and the Fee Table in this prospectus.

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. PLEASE CONSULT COUNSEL OR OTHER QUALIFIED TAX ADVISERS FOR MORE COMPLETE INFORMATION. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The manner in which these requirements are to be applied to certain features of the Policy are not directly addressed by the Code, and there is limited guidance as to how these requirements are to be applied. We anticipate that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of these requirements to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. In addition, if you elect the Accelerated Death Benefit Rider, LTC Accelerated Rider or LTC Extended Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax adviser on these consequences. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with these requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and policy account values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the Separate Account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state, and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax adviser on these consequences.

Generally, you will not be deemed to be in constructive receipt of the policy account value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC.

MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance contracts are classified as MECs and receive less favorable tax treatment than other life insurance contracts. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first 7 policy years. Certain changes in a Policy after it is issued could also cause it to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. A reduction in the death benefit during the first seven Policy years could cause the Policy to become a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax adviser to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

      -- All distributions other than death benefits from a MEC, including distributions upon surrender and partial withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned policy account value immediately before the distribution plus prior distributions over the owner's total investment in the Policy at that time. They will be treated as tax-free recovery of the owner's investment in the Policy only after all such excess has been distributed. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions.

      -- Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

      -- A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

If a Policy becomes a MEC, distributions that occur during the policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within 2 years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

POLICY LOANS. In general, interest you pay on a loan from a Policy will not be deductible. If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

MULTIPLE POLICIES. All MECs that we issue (and that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

ACCELERATED DEATH BENEFIT RIDER. The Federal income tax consequences associated with the Accelerated Death Benefit rider are uncertain. You should consult a qualified tax adviser about the consequences of requesting payment under this rider. See "Death Benefit -- Accelerated Death Benefit Rider."

LONG-TERM CARE BENEFIT RIDERS. For a discussion of the tax consequences associated with the Long-Term Care Benefit riders offered under the Policy, see "Death Benefit -- Long-Term Care Benefit."

BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement. The IRS has also recently issued new guidance on split dollar insurance plans. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the insured's 100th year.

OTHER POLICY OWNER TAX MATTERS. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of the Policy proceeds will be treated for purposes of federal, state, and local estate, inheritance, generation-skipping, and other taxes.

POSSIBLE TAX LAW CHANGES. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the owner is subject to that tax.

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS. If a Policy is purchased by a pension or profit-sharing plan, or similar deferred compensation arrangement, the Federal, state and estate tax consequences could differ. A competent tax adviser should be consulted in connection with such a purchase.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost (generally referred to as the "P.S. 58" cost) to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy account value is not taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

SPECIAL RULES FOR 403(B) ARRANGEMENTS. If a Policy is purchased in connection with a Section 403(b) tax-sheltered annuity program, the "Special Rules for Pension and Profit-Sharing Plans" discussed above may be applicable. In addition, premiums, distributions and other transactions with respect to the Policy must be administered, in coordination with the Section 403(b) annuity, to comply with the requirements of Section 403(b) of the Code. A competent tax adviser should be consulted.

FOREIGN TAX CREDITS. To the extent that any underlying eligible portfolio makes the appropriate election, certain foreign taxes paid by the portfolio will be treated as being paid by us, and we may deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to Policy owners.

SUPPLEMENTAL BENEFITS AND RIDERS. A further discussion of the tax consequences associated with particular supplemental benefits and riders available under the Policy can be found in the SAI (see "Supplemental Benefits and Riders").

SUPPLEMENTAL BENEFITS AND RIDERS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following riders offering supplemental benefits are available under the Policy. Most of these riders are subject to age and underwriting requirements and most must be purchased when the Policy is issued. We generally deduct any monthly charges for these riders from policy account value as part of the monthly deduction. (See the Fee Table for more information concerning rider expenses.) Your agent can help you determine whether certain of the riders are suitable for you. These riders may not be available in all states. Please contact us for further details.

We currently offer the following riders under the Policy:

     -- Long-Term Care Benefit Riders, which include:

        -- Long-Term Care Acceleration Benefit Rider;

        -- Long-Term Care Waiver Benefit Rider; and

        -- Long-Term Care Extended Insurance Benefit Rider;

     -- Accelerated Death Benefit Rider;

     -- Additional Insurance Benefit Rider;

     -- Change of Insured Rider;

     -- Children's Term Insurance Rider;

     -- Convertible Term Life Insurance Rider;

     -- Disability Waiver Benefit Rider;

     -- Disability Waiver of Premium Benefit Rider;

     -- Final Policy Date Extension Rider; and

     -- Guaranteed Minimum Death Benefit Rider.

SALE OF THE POLICIES
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The Policy will be sold by individuals who are licensed as our life insurance agents and appointed by us and who are also registered representatives of 1717, or registered representatives of a broker-dealer having a selling agreement with 1717, or registered representatives of a broker-dealer having a selling agreement with these broker-dealers. 1717 is located at Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the NASD. 1717 was organized under the laws of Pennsylvania on January 22, 1969 as an indirect wholly owned subsidiary of PMLIC. 1717 neither received nor retained any compensation as principal underwriter of the Policies during the past three fiscal years. We decide the insurance underwriting, the determination of premium class, and whether to accept or reject an application. 1717 also may reject an application if the Policy applied for is unsuitable.

More information about 1717 and its registered representatives is available at http://www.nasdr.com or by calling (800) 289-9999. You also can obtain an investor brochure from NASD Regulation that includes information describing its Public Disclosure Program.

We pay sales commissions for the sale of the Policies. Under our distribution agreement with 1717, we may pay the following sales expenses: general agent and agency manager's compensation; agents' training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Policies. We also pay for 1717's operating and other expenses. Commissions payable for sales by registered representatives of a broker-dealer having a selling agreement with 1717, and/or to registered representatives of a broker-dealer having a selling agreement with these broker-dealers, will be paid to such broker-dealers, who in turn may pay their registered representatives; these broker-dealers may retain a portion of the commissions. We may pay additional compensation to these broker-dealers and/or reimburse them for portions of Policy sales expenses.

During the first policy year, the maximum sales commission payable to our agents or other registered representatives will be approximately 50% of premiums paid up to a specified amount, and 2% of premiums paid in excess of that amount. During policy years 2 through 10, the maximum sales commission will not be more than 6.50% of premiums paid, and after policy year 10, the maximum sales commission will be 2% of premiums paid. Further, for each premium received following an increase in face amount, a commission on that premium will be paid up to the specified amount for the increase in each year; the commission will be calculated using the commission rates for the corresponding policy year. Expense allowances and bonuses may also be paid. Agents may be required to return all or a portion of first year commission (less the deferred sales charge) if the Policy is not continued through the first policy year or the first year following a face increase.

Because registered representatives who sell the Policies are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. In some circumstances and to the extent permitted by applicable regulatory requirements, 1717 may also reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to Policy owners or the Separate Account.

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

STATE VARIATIONS
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Any state variations in the Policy are covered in a special policy form for use in that state. The prospectus and SAI provide a general description of the Policy. Your actual policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your policy and its endorsements and riders, if any, contact our Service Center.

LEGAL PROCEEDINGS
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PMLIC and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PMLIC believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them or the Separate Account.

FINANCIAL STATEMENTS
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Our financial statements and the financial statements of the Separate Account are contained in the SAI. Our financial statements should be distinguished from the Separate Account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies. For a free copy of these financial statements and/or the SAI, please call or write to us at our Service Center.

GLOSSARY
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APPLICATION
The application you must complete to purchase a Policy plus all forms required by us or applicable law.

ATTAINED AGE
The issue age of the insured plus the number of full policy years since the policy date.

BENEFICIARY
The person(s) you select to receive the insurance proceeds from the Policy.

CODE
The Internal Revenue Code of 1986, as amended.

COMPANY (WE, US, OUR, PMLIC)
Provident Mutual Life Insurance Company,
Service Center: 300 Continental Drive, Newark,
Delaware 19713, Main Administrative Office:
1000 Chesterbrook Boulevard, Berwyn,
Pennsylvania 19312, telephone: (800) 688-5177.

FACE AMOUNT
The dollar amount of insurance selected by the owner. The face amount may be increased or decreased after issue, subject to certain conditions. The face amount is a factor in determining the death benefit, surrender charges, and additional surrender charges.

FINAL POLICY DATE
The policy anniversary nearest the insured's attained age 100, at which time the Policy will end and you will be paid the policy account value less any indebtedness and any unpaid monthly deductions. Subject to state availability, you may elect to continue the Policy beyond the insured's attained age 100 under the Final Policy Date Extension rider.

FREE LOOK PERIOD
The period shown on your Policy's cover page during which you may examine and return the Policy to us at our Service Center and receive a refund. The length of the free look period varies by state.

FUND
An investment company that is registered with the SEC. The Policy allows you to invest in certain portfolios of the funds that are listed on the front page of this prospectus.

GRACE PERIOD
A 61-day period after which a Policy will lapse if you do not make a sufficient payment.

GUARANTEED ACCOUNT
Part of our general account. Amounts allocated to the Guaranteed Account earn at least 4% annual interest.

GUIDELINE ANNUAL PREMIUM
The "guideline annual premium" as defined in regulations under the 1940 Act, and used in connection with the calculation of surrender charges. It is approximately equal to the amount of premium that would be required on an annual basis to keep the Policy in force if the Policy had a mandatory fixed premium schedule assuming (among other things) a 5% net investment return.

INDEBTEDNESS
The total amount of all outstanding policy loans, including both principal and interest due.

INITIAL FACE AMOUNT
The face amount on the policy issue date.

INSURANCE PROCEEDS
The amount we pay to the beneficiary when we receive due proof of the insured's death. We deduct any indebtedness and unpaid monthly deductions before making any payment.

INSURED
The person whose life is insured by the Policy.

ISSUE AGE
The insured's age on the insured's birthday nearest the policy date.

LAPSE
When your Policy terminates without value after a grace period. You may reinstate a lapsed Policy, subject to certain conditions.

LOAN ACCOUNT
The account to which we transfer collateral for a policy loan from the Subaccounts and/or the Guaranteed Account.

MEC
A modified endowment contract, as defined under the Code.

MINIMUM GUARANTEE PREMIUM
The amount necessary to guarantee the Policy will not lapse during the first 5 policy years. It is equal to the minimum annual premium (as set forth in your Policy) MULTIPLIED by the number of months since the policy date (including the current month) DIVIDED by 12.

MINIMUM INITIAL PREMIUM
An amount equal to the minimum annual premium (as set forth in your Policy) MULTIPLIED by the following factor for your premium billing mode: annual 1.000; semi-annual 0.500; quarterly 0.250; monthly 0.167.

MONTHLY DEDUCTION
This is the monthly amount we deduct from the policy account value on each policy processing day. The monthly deduction includes the cost of insurance charge, the monthly administrative charge, the initial administrative charge (during the first policy year), and charges for any riders.

NET CASH SURRENDER VALUE
The amount we pay when you surrender your Policy. It is equal to: (1) the policy account value as of the date of surrender; MINUS (2) any surrender charge or additional surrender charge; MINUS (3) any indebtedness.

NET PREMIUMS
Premiums less the premium expense charge.

OWNER (YOU, YOUR)
The person entitled to exercise all rights as owner under the Policy.

POLICY ACCOUNT VALUE
The sum of your Policy's values in the Subaccounts, the Guaranteed Account, and the Loan Account.

POLICY ANNIVERSARY
The same day and month as the policy date in each year following the first policy year.

POLICY DATE
The date set forth in the Policy that is used to determine policy anniversaries, policy processing days, and policy years. The policy date is generally the same as the policy issue date but, subject to state approval, may be another date agreed upon by us and the proposed insured. The policy date may not be more than 6 months prior to the policy issue date.

POLICY ISSUE DATE
The date on which the Policy is issued. It is used to measure suicide and contestable periods.

POLICY PROCESSING DAY
This is the same day as the policy date in each successive month. If there is no day in a calendar month that coincides with the policy date, or if that day falls on a day that is not a valuation day, then the policy processing day is the next valuation day. On each policy processing day, we determine Policy charges and deduct them from the policy account value.

POLICY YEAR
A year that starts on the policy date or on a policy anniversary.

PORTFOLIO
A separate investment portfolio of a fund. Each Subaccount invests exclusively in one portfolio of a fund.

PREMIUM CLASS
The classification of the insured for cost of insurance purposes. The classes are: standard, standard with extra rating; nonsmoker; nonsmoker with extra rating; and preferred.

PREMIUMS
All payments you make under the Policy other than repayments of indebtedness.

RIDER
An amendment, addition, or endorsement to the Policy that changes the terms of the Policy by: (1) expanding Policy benefits; (2) restricting Policy benefits; or (3) excluding certain conditions from the Policy's coverage. A rider that is added to the Policy becomes part of the Policy.

SAI
The Statement of Additional Information ("SAI") that contains additional information regarding the Policy. The SAI is not a prospectus, and should be read together with the prospectus. You may obtain a copy of the SAI by writing or calling us at our Service Center. The Table of Contents for the SAI appears on the last page of this prospectus.

SEPARATE ACCOUNT
Provident Mutual Variable Life Separate Account. It is a separate investment account that is divided into Subaccounts, each of which invests in a corresponding portfolio.

SERVICE CENTER
The Technology and Service Center located at 300 Continental Drive, Newark, Delaware 19713.

SUBACCOUNT
A subdivision of Provident Mutual Variable Life Separate Account. We invest each Subaccount's assets exclusively in shares of one portfolio.

SURRENDER
To cancel the Policy by signed request from the owner and return of the Policy to us at our Service Center.

TARGET PREMIUM
An amount of premium payments, computed separately for each increment of face amount, used to compute surrender charges and additional surrender charges.

VALUATION DAY
Each day that the New York Stock Exchange is open for business and any other day on which there is a sufficient degree of trading with respect to a Subaccount's portfolio of securities to materially affect the value of that Subaccount. As of the date of this prospectus, we are open whenever the New York Stock Exchange is open, other than the Friday following Thanksgiving.

VALUATION PERIOD
The period beginning at the close of business on one valuation day (usually 4:00 p.m., Eastern time) and continuing to the close of business on the next valuation day.

WRITTEN NOTICE OR REQUEST
The written notice or request you must complete, sign, and send to us at our Service Center to request or exercise your rights as owner under the Policy. To be complete, each written notice or request must: (1) be in a form we accept;
(2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified; and (3) be received at our Service Center. You may obtain the necessary form by calling us at (800) 688-5177.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
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--------------------------------------------------------------------------------

ADDITIONAL POLICY INFORMATION..........    1
  The Policy...........................    1
  Our Right to Contest the Policy......    1
  Additional Ownership Rights..........    1
  Misstatement of Age or Sex...........    2
  Suicide Exclusion....................    2
  Changing Death Benefit Options.......    2
  Payment of Policy Benefits...........    3
  Delays in Payments We Make...........    4
  Dollar Cost Averaging................    4
  Automatic Asset Rebalancing..........    5
  Charge Discounts for Sales to
     Certain Policies..................    6
  Temporary Insurance Coverage.........    6
  Split Dollar Arrangements............    7
  Policy Termination...................    7
SUPPLEMENTAL BENEFITS AND RIDERS.......    7
  Long-Term Care Benefit Riders........    7
  Accelerated Death Benefit Rider......   10
  Additional Insurance Benefit Rider...   11
  Other Riders.........................   12
ILLUSTRATIONS..........................   14
PERFORMANCE DATA.......................   14
  Hypothetical Illustrations...........   14
  Yields and Total Returns.............   14
STANDARD & POOR'S......................   18
ADDITIONAL INFORMATION.................   18
  Sponsored Demutualization............   18
  IMSA.................................   19
  Potential Conflicts of Interest......   19
  Policies Issued in Conjunction with
     Employee Benefit Plans............   19
  Legal Developments Regarding Unisex
     Actuarial Tables..................   20
  Safekeeping of Account Assets........   20
  Reports to Owners....................   20
  Records..............................   21
  Legal Matters........................   21
  Experts..............................   21
  Additional Information about the
     Company...........................   21
  Additional Information about the
     Separate Account..................   21
  Other Information....................   21
  Financial Statements.................   22
INDEX TO FINANCIAL STATEMENTS..........  F-1

[OUTSIDE BACK COVER PAGE]

To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The Table of Contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, to receive personalized illustrations of death benefits, net cash surrender values, and cash values, and to request other information about the Policy please call or write to us at our Service Center.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Policy. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 2059-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at
(202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-4460

                           PROVIDENT MUTUAL VARIABLE
                             LIFE SEPARATE ACCOUNT
                                  (REGISTRANT)

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                  (DEPOSITOR)

                          1000 CHESTERBROOK BOULEVARD
                           BERWYN, PENNSYLVANIA 19312
                                 (610) 407-1717

                                SERVICE CENTER:
                             300 CONTINENTAL DRIVE
                             NEWARK, DELAWARE 19713
                                 (800) 688-5177

                      STATEMENT OF ADDITIONAL INFORMATION
     INDIVIDUAL FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY

This Statement of Additional Information ("SAI") contains additional information regarding the individual flexible premium adjustable variable life insurance policy (the "Policy") offered by Provident Mutual Life Insurance Company ("PMLIC"). This SAI is not a prospectus, and should be read together with the
prospectus for the Policy dated [               ], 2002 and the prospectuses for
The Market Street Fund, Fidelity Variable Insurance Products, Gartmore Variable Insurance Trust, Scudder Variable Series I, and Vanguard Variable Insurance Fund. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

The date of this Statement of Additional Information is [               ], 2002.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ADDITIONAL POLICY INFORMATION..........    1
  The Policy...........................    1
  Our Right to Contest the Policy......    1
  Additional Ownership Rights..........    1
  Misstatement of Age or Sex...........    2
  Suicide Exclusion....................    2
  Changing Death Benefit Options.......    2
  Payment of Policy Benefits...........    3
  Delays in Payments We Make...........    4
  Dollar Cost Averaging................    4
  Automatic Asset Rebalancing..........    5
  Charge Discounts for Sales to Certain
     Policies..........................    6
  Temporary Insurance Coverage.........    6
  Split Dollar Arrangements............    7
  Policy Termination...................    7
SUPPLEMENTAL BENEFITS AND RIDERS.......    7
  Long-Term Care Benefit Riders........    7
  Accelerated Death Benefit Rider......   10
  Additional Insurance Benefit Rider...   11
  Other Riders.........................   12
ILLUSTRATIONS..........................   14
PERFORMANCE DATA.......................   14
  Hypothetical Illustrations...........   14
  Yields and Total Returns.............   14
STANDARD & POOR'S......................   18
ADDITIONAL INFORMATION.................   18
  Sponsored Demutualization............   18
  IMSA.................................   19
  Potential Conflicts of Interest......   19
  Policies Issued in Conjunction with
     Employee Benefit Plans............   19
  Legal Developments Regarding Unisex
     Actuarial Tables..................   20
  Safekeeping of Account Assets........   20
  Reports to Owners....................   20
  Records..............................   21
  Legal Matters........................   21
  Experts..............................   21
  Additional Information about the
     Company...........................   21
  Additional Information about the
     Separate Account..................   21
  Other Information....................   21
  Financial Statements.................   22
INDEX TO FINANCIAL STATEMENTS..........  F-1

ADDITIONAL POLICY INFORMATION
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                                   THE POLICY

The Policy, application(s), policy schedule pages, and any riders are the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

                        OUR RIGHT TO CONTEST THE POLICY

In issuing the Policy, we rely on all statements made by or for you and/or the insured in the application or in a supplemental application. Therefore, we may contest the validity of the Policy based on material misstatements made in the application (or any supplemental application).

However, we will not contest the Policy after the Policy has been in force during the insured's lifetime for 2 years from the policy issue date. Likewise, we will not contest any Policy change that requires evidence of insurability, or any reinstatement of the Policy, after such change or reinstatement has been in effect during the insured's lifetime for 2 years.

                          ADDITIONAL OWNERSHIP RIGHTS

You, as the owner, may exercise certain rights under the Policy, including the following:

SELECTING AND CHANGING THE BENEFICIARY

      -- You designate the beneficiary (the person to receive the insurance proceeds when the insured dies) in the application.

      -- You may designate more than one beneficiary. If you designate more than one beneficiary, then each beneficiary that survives the insured shares equally in any insurance proceeds unless the beneficiary designation states otherwise.

      -- If there is not a designated beneficiary surviving at the insured's death, we will pay the insurance proceeds in a lump sum to the insured's estate.

      -- You can change the beneficiary by providing us with written notice while the insured is living.

      -- The change is effective as of the date you complete and sign the written notice, regardless of whether the insured is living when we receive the notice.

      -- We are not liable for any payment or other actions we take before we receive your written notice.

      -- A beneficiary generally may not pledge, commute, or otherwise encumber or alienate payments under the Policy before they are due.

CHANGING THE OWNER

      -- You may change the owner by providing a written notice to us at any time while the insured is alive.

      -- The change is effective as of the date you complete and sign the written notice, regardless of whether the insured is living when we receive the request.

      -- We are not liable for any payment or other actions we take before we receive your written notice.

      -- Changing the owner does not automatically change the beneficiary or the insured.

      -- Changing the owner may have tax consequences. You should consult a tax adviser before changing the owner.

ASSIGNING THE POLICY

      -- You may assign Policy rights while the insured is alive by submitting written notice to us.

      -- Your interests and the interests of any beneficiary or other person will be subject to any assignment.

      --  You retain any ownership rights that are not assigned.

      --  Assignments are subject to any policy loan.

      --  We are not:

        -- bound by any assignment unless we receive a written notice of the assignment;

        -- responsible for the validity of any assignment or determining the extent of an assignee's interest; or

        -- liable for any payment we make before we receive written notice of the assignment.

      -- Assigning the Policy may have tax consequences. You should consult a tax adviser before assigning the Policy.

                           MISSTATEMENT OF AGE OR SEX

If the insured's age or sex was stated incorrectly in the application, we will adjust the death benefit and any benefits provided by riders to the amount that would have been payable at the correct age and sex based on the most recent monthly deduction. No adjustment will be made to the policy account value.

                               SUICIDE EXCLUSION

If the insured commits suicide, while sane or insane, within 2 years of the policy issue date, the Policy will terminate and our liability will be limited to an amount equal to the premiums paid, less any indebtedness, and less any partial withdrawals previously paid.

If the insured commits suicide, while sane or insane, within 2 years from the effective date of any change which increases the death benefit, the Policy will terminate and our liability with respect to the amount of increase will be limited to the sum of the monthly deductions for the cost of insurance attributable to the increase and the expense charge for the increase in face amount previously deducted from policy account value.

Certain states may require suicide exclusion provisions that differ from those stated here.

                         CHANGING DEATH BENEFIT OPTIONS

The following rules apply to any change in death benefit options:

     -- You must submit a written request for any change in death benefit options.

     -- We may require you to return your Policy to make a change.

     -- The effective date of the change in death benefit option will be the policy processing day on or following the date when we approve your request for a change.

If you change from Option A to Option B:

     X We will first decrease the face amount (beginning with the most recent increase, then the next most recent increases in succession, and then the initial face amount) and then any applicable rider coverage amounts by the policy account value on the effective date of the change.

     X The death benefit will NOT change on the effective date of the change.

     X The net amount at risk will generally remain level. This means there will be a relative increase in the cost of insurance charges over time because the net amount at risk will remain level rather than decrease as the policy account value increases (unless the death benefit is based on the applicable percentage of policy account value).

     X If the face amount or applicable rider coverage amount would be reduced to less than the minimum initial face amount or minimum amount in which the Policy or applicable rider could be issued, then we will not allow the change in death benefit option.

If you change from Option B to Option A:

     X The face amount will be increased by the policy account value on the effective date of the change.

     X The death benefit will NOT change on the effective date of the change.

     X Unless the death benefit is based on the applicable percentage of policy account value, if the policy account value increases, the net amount at risk will decrease over time, thereby reducing the cost of insurance charge.

                           PAYMENT OF POLICY BENEFITS

BENEFIT PAYABLE ON FINAL POLICY DATE. If the insured is living on the final policy date (at insured's attained age 100), we will pay you the policy account value less any indebtedness and any unpaid monthly deductions. Insurance coverage under the Policy will then end. Payment will generally be made within 7 days of the final policy date, although we may postpone this payment under certain conditions. You may elect to continue the Policy beyond insured's attained age 100 under the Final Policy Date Extension rider.

INSURANCE PROCEEDS. Insurance proceeds will ordinarily be paid to the beneficiary within 7 days after we receive proof of the insured's death and all other requirements are satisfied, including receipt by us at our Service Center of all required documents. Generally, we determine the amount of a payment from the Separate Account as of the date of death. We pay insurance proceeds in a single sum unless you have selected an alternative settlement option. If insurance proceeds are paid in a single sum, we pay interest at an annual rate of 3% (unless we declare a higher rate) on the insurance proceeds from the date of death until payment is made. We may postpone payment of insurance proceeds under certain conditions.

SETTLEMENT OPTIONS. In lieu of a single sum payment on death, surrender, or maturity, you may elect one of the following settlement options. Payment under these settlement options will not be affected by the investment performance of any Subaccounts after proceeds are applied. As part of our general account assets, settlement options proceeds may be subject to claims of creditors.

     -- Proceeds at Interest Option. Proceeds are left on deposit to accumulate with us with interest payable at 12, 6, 3, or 1 month intervals.

     -- Installments of a Specified Amount Option. Proceeds are payable in equal installments of the amount elected at 12, 6, 3, or 1 month intervals, until proceeds applied under the option and interest on the unpaid balance and any additional interest are exhausted.

     -- Installments for a Specified Period Option. Proceeds are payable in a number of equal monthly installments. Alternatively, the installments may be paid at 12, 6, or 3 month intervals. Payments may be increased by additional interest which would increase the installments certain.

     -- Life Income Option. Proceeds are payable in equal monthly installments during the payee's life. Payments will be made either with or without a guaranteed minimum number. If there is to be a minimum number of payments, they will be for either 120 or 240 months or until the proceeds applied under the option are exhausted.

     -- Joint and Survivor Life Income Option. Proceeds are payable in equal monthly installments, with a number of installments certain, during the joint lives of the payee and one other person and during the life of the survivor. The minimum number of payments will be for either 120 or 240 months.

A guaranteed interest rate of 3% per year applies to the above settlement options. We may declare additional rates of interest in our sole discretion. We may also agree to other arrangements, including those that offer check-writing capabilities with non-guaranteed interest rates.

                           DELAYS IN PAYMENTS WE MAKE

We usually pay the amounts of any surrender, partial withdrawal, insurance proceeds, loan, or settlement options within 7 days after we receive all applicable written notices, permitted telephone, fax, and/or e-mail requests, and/or due proofs of death. However, we can postpone these payments if:

     -- the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("SEC"); OR

     -- the SEC permits, by an order, the postponement of any payment for the protection of owners; OR

     -- the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

We have the right to defer payment of amounts from the Guaranteed Account for up to 6 months after receipt of the payment request. We will pay interest on any payment deferred for 30 days or more at an annual rate of 3%.

If you have submitted a check or draft to our Service Center, we have the right to defer payment of surrenders, partial withdrawals, insurance proceeds, or payments under a settlement option until the check or draft has been honored.

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to block your account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits, until instructions are received from the appropriate regulator.

                             DOLLAR COST AVERAGING

If you elect the dollar cost averaging program offered under the Policy, each month on the policy processing day we will automatically transfer equal amounts (minimum $500) from the chosen Subaccount to your designated "target accounts" in the percentages selected. You may have multiple target accounts.

To participate in dollar cost averaging, you must elect a period of time and place the following minimum amount in any one Subaccount (not the Guaranteed Account):

DOLLAR COST AVERAGING PERIOD                           MINIMUM AMOUNT
----------------------------                           --------------
         6 months                                         $ 3,000
        12 months                                         $ 6,000
        18 months                                         $ 9,000
        24 months                                         $12,000
        30 months                                         $15,000
        36 months                                         $18,000

If you have elected dollar cost averaging, the program will start on the first policy processing day after the later of:

     1.  The policy date;

     2. The end of the 15-day period when premiums have been allocated to the Money Market Subaccount; or

     3. When the value of the chosen Subaccount equals or exceeds the greater of: (a) the minimum amount stated above; or (b) the amount of the first monthly transfer.

DOLLAR COST AVERAGING WILL END IF:     -- we receive your written request to cancel your
                                       participation;
                                       -- the value in the chosen Subaccount is insufficient to
                                       make the transfer;
                                       -- the specified number of transfers has been completed; or
                                       -- the Policy enters the grace period.

You will receive written notice confirming each transfer and when the program has ended. You are responsible for reviewing the confirmation to verify that the transfers are being made as requested. There is no additional charge for dollar cost averaging. A transfer under this program is NOT considered a transfer for purposes of assessing the transfer fee. We may modify, suspend, or discontinue the dollar cost averaging program at any time upon 30 days' written notice to you. You cannot choose dollar cost averaging if you are participating in the automatic asset rebalancing program or if a policy loan is outstanding.

                          AUTOMATIC ASSET REBALANCING

If you elect the automatic asset rebalancing program offered under the Policy, we will automatically reallocate your policy account value in the Subaccounts you are invested in at the end of each quarterly or annual period to match your Policy's currently effective premium allocation schedule.

TO PARTICIPATE IN THE AUTOMATIC ASSET  -- you must elect this feature in the application or after
REBALANCING PROGRAM:                   issue by submitting an automatic asset rebalancing request form to our Service Center; and
                                       -- you must have a minimum policy account value of $1,000.

There is no additional charge for the automatic asset rebalancing program. Any reallocation which occurs under the automatic asset rebalancing program will NOT be counted towards the 12 "free" transfers allowed during each policy year. You can end this program at any time.

AUTOMATIC ASSET REBALANCING WILL END   -- the total value in the Subaccounts is less than $1,000;
IF:                                    -- you make a transfer;
                                       -- you make a change to the current premium allocation
                                       instructions; or
                                       -- we receive your written request to terminate the program.

We may modify, suspend, or discontinue the automatic asset rebalancing program at any time. You cannot choose automatic asset rebalancing if you are participating in the dollar cost averaging program.

                 CHARGE DISCOUNTS FOR SALES TO CERTAIN POLICIES

The Policy is available for purchase by individuals, corporations, and other groups. We may reduce or waive certain charges (such as the premium expense charge, initial administrative charge, surrender charge, monthly administrative charge, monthly cost of insurance, or other charges) where the size or nature of such sales results in savings to us with respect to sales, underwriting, administrative, or other costs. We also may reduce or waive charges on Policies sold to officers, directors, and employees of PMLIC or its affiliates. The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

Generally, we reduce or waive charges based on a number of factors, including:

      --  the number of insureds;

      --  the size of the group of purchasers;

      --  the total premium expected to be paid;

      --  total assets under management for the owner;

      --  the nature of the relationship among individual insureds;

      --  the purpose for which the Policies are being purchased;

      --  the expected persistency of individual Policies; and

      -- any other circumstances which are rationally related to the expected reduction in expenses.

Reductions or waivers of charges will not discriminate unfairly among Policy owners.

                          TEMPORARY INSURANCE COVERAGE

Before full insurance coverage takes effect, you may receive temporary insurance coverage (subject to our underwriting rules and Policy conditions) if:

     1. You answer "no" to the health questions in the temporary insurance agreement;

     2.  You pay the minimum initial premium when the application is signed; and

     3. The application is dated the same date as, or earlier than, the temporary insurance agreement.

Temporary insurance coverage will take effect as of the date of the temporary insurance agreement. Temporary insurance coverage shall not exceed the lesser of:

     1.  The face amount applied for, including term insurance riders; or

     2.  $500,000.

If we do not approve your application, we will make a full refund of the initial premium paid with the application.

Temporary life insurance coverage is void if the application contains any material misrepresentation. Benefits will also be denied if any proposed insured commits suicide.

Temporary life insurance coverage terminates automatically, and without notice, on the earliest of:

     -- 5 days from the date we mail you notification of termination of coverage; or

     -- the date that full insurance coverage takes effect under the Policy; or

     -- the date a policy, other than the Policy applied for, is offered to you;
        or

     -- the 90th day from the date of the temporary agreement.

                           SPLIT DOLLAR ARRANGEMENTS

You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., net cash surrender value or insurance proceeds) are split between the parties. There are different ways of allocating these rights.

For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the net cash surrender value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the net cash surrender value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount which he would have been entitled to receive upon surrender of the policy and the employee's beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our Service Center. The Internal Revenue Service has recently issued guidance regarding the tax treatment of split dollar arrangements. The parties who elect to enter into a split dollar arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

                               POLICY TERMINATION

Your Policy will terminate on the earliest of:

     -- the final policy date;

     -- the end of the grace period without a sufficient payment;

     -- the date the insured dies; or

     -- the date you surrender the Policy.

SUPPLEMENTAL BENEFITS AND RIDERS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         LONG-TERM CARE BENEFIT RIDERS

We offer the following three long-term care benefit riders:

     -- Long-Term Care Acceleration Benefit Rider ("LTC Acceleration Rider")

     -- Long-Term Care Waiver Benefit Rider ("LTC Waiver Rider")

     -- Long-Term Care Extended Insurance Benefit Rider ("LTC Extended Rider")

If you elect to add the LTC Acceleration Rider to your Policy, you must also add the LTC Waiver Rider, while you may also add the LTC Extended Rider. You cannot elect to add either the LTC Waiver Rider or the LTC Extended Rider alone.

The riders have conditions that may affect other rights and benefits that you have under the Policy. For example, we restrict your ability to allocate premiums and policy account value to the Separate Account while benefits are being paid. In addition, each rider imposes a separate monthly charge that will be deducted from your policy account value as part of the monthly deduction.

If you reside in a state that has approved the Long-Term Care Benefit riders, you may generally elect to add them to your Policy at any time, subject to our receiving satisfactory additional evidence of insurability and increasing the face amount. The Long-Term Care Benefit riders may not be available in all states and the terms under which they are available may vary from state-to-state.

These riders may not cover all of the long-term care expenses incurred by the insured during the period of coverage. Each rider contains specific details that you should review before adding the rider to your Policy. You should consult a tax adviser before adding the LTC Acceleration Rider or the LTC Extended Rider to your Policy.

     1.  LONG-TERM CARE ACCELERATION BENEFIT RIDER

OPERATION OF THE LONG-TERM CARE ACCELERATION BENEFIT RIDER. The LTC Acceleration Rider provides for periodic payments to you of a portion of the death benefit if the insured becomes "chronically ill" so that the insured:

     (1) Is unable to perform at least 2 activities of daily living without substantial human assistance for a period of at least 90 days due to a loss of functional capacity, or

     (2) Requires substantial supervision to protect the insured from threats to health and safety due to his or her own severe cognitive impairment.

Benefits under this rider will not begin until we receive proof that the insured is chronically ill and 90 calendar days have elapsed since receiving "qualified long-term care service" as defined in the rider, while the Policy was in force (the "elimination period"). You must continue to submit periodic evidence of the insured's continued eligibility for rider benefits.

We determine a maximum amount of death benefit that we will pay for each month of qualification. This amount, called the "Maximum Monthly Benefit," is the acceleration death benefit, as defined in the rider, divided by the minimum months of acceleration benefits stated in the policy schedule. The actual amount of any benefit is based on the expense incurred by the insured, up to the Maximum Monthly Benefit, for qualified long-term care service in a calendar month. Certain types of expenses may be limited to a stated percentage of the Maximum Monthly Benefit. Expenses incurred during the elimination period, however, are excluded from any determination of a benefit.

Each benefit payment reduces the remaining death benefit under your Policy, and causes a proportionate reduction in your face amount, policy account value, and surrender charge. If you have a policy loan, we will use a portion of each benefit to repay indebtedness. We will recalculate the Maximum Monthly Benefit if you make a partial withdrawal of policy account value, and for other events described in the rider.

RESTRICTIONS ON OTHER RIGHTS AND BENEFITS. Before we begin paying any benefits, we will transfer all policy account value from the Separate Account to the Guaranteed Account. In addition, you will not be permitted to transfer policy account value or allocate any additional premiums to the Separate Account while rider benefits are being paid. Your participation in any of the automatic investment plans (such as dollar cost averaging) will also be suspended during this period. If the death benefit on your Policy is Option B, we will change it to Option A.

If the insured no longer qualifies for rider benefits, is not chronically ill, and your Policy remains in force, you will be permitted to allocate new premiums or transfer existing policy account value to the Separate Account, and to change your death benefit option. We will waive restrictions on transfers from the Guaranteed Account to the Separate Account in connection with such transfers.

CHARGES FOR THE RIDER. The LTC Acceleration Rider imposes a monthly charge on the net amount at risk under the Policy. This charge is at a rate that varies based on the age and sex of the insured, and increases annually as the insured ages. We may increase the rates for this charge on a class basis. Once we begin to pay benefits, the LTC Acceleration Rider waives this charge until the insured no longer qualifies for rider benefits and is not chronically ill.

TERMINATION OF THE RIDER. The rider will terminate when the acceleration death benefit is zero, the Policy terminates, or you request to terminate the rider.

     2.  LONG-TERM CARE WAIVER BENEFIT RIDER

OPERATION OF THE LONG-TERM CARE WAIVER BENEFIT RIDER. After the elimination period noted above, the LTC Waiver Rider provides for the payment of monthly premiums (equal on an annual basis to the minimum annual premium specified on the policy schedule) up to the date specified in the policy schedule, and the waiver of monthly deductions after that date. This rider also provides a residual death benefit. The LTC Waiver Rider is nonseverable from the LTC Acceleration Rider.

CHARGES FOR THE RIDER. The LTC Waiver Rider imposes a monthly charge on the net amount at risk under the Policy. This charge is at a rate that varies based on the age and sex of the insured, and increases annually as the insured ages. We may increase the rates for this charge on a class basis.

TERMINATION OF THE RIDER. The LTC Waiver Rider will terminate when the Policy terminates (other than as a result of the complete payment of the death benefit through acceleration payments under the LTC Acceleration Rider), the LTC Acceleration Rider terminates (other than as a result of the complete payment of the death benefit through acceleration payments), or on the policy anniversary when the insured's attained age is 100.

     3.  LONG-TERM CARE EXTENDED INSURANCE BENEFIT RIDER

OPERATION OF THE LONG-TERM CARE EXTENDED INSURANCE BENEFIT RIDER. Following the full payment of the acceleration death benefit provided under the LTC Acceleration Rider, the LTC Extended Rider provides for periodic reimbursements of expenses incurred for qualified long-term care services, as defined in the rider. There is no new elimination period under this rider if benefits are continuous. You must continue to submit periodic evidence of the insured's eligibility for rider benefits.

We determine a maximum amount of benefit that we will pay for each month of qualification. This amount, called the "Maximum Monthly Benefit" is the rider coverage amount divided by the minimum months of acceleration benefits shown on your policy schedule. The actual amount of any benefit is based on the expense incurred by the insured, up to the Maximum Monthly Benefit, for qualified long-term care service in a calendar month. Certain types of expenses may be limited to a stated percentage of the Maximum Monthly Benefit. The LTC Extended Rider also offers an optional nonforfeiture benefit and an optional inflation benefit.

CHARGES FOR THE RIDER. The LTC Extended Rider imposes a monthly charge on the coverage amount of the rider. This charge is level for the duration of the rider and based on the age of the insured when the rider is issued. If you increase the rider coverage amount, a new charge based on the age of the insured at that time will apply to the increase. We may increase the rates for this charge on a class basis. Once we begin to pay benefits under the LTC Acceleration Rider, we waive this charge until the insured no longer qualifies for benefits under the LTC Acceleration Rider or the LTC Extended Rider and is not chronically ill.

TERMINATION OF THE RIDER. The LTC Extended Rider will terminate when benefits under the rider have been fully paid, when the Policy terminates (other than as a result of the complete payment of the death benefit through acceleration payments under the LTC Acceleration Rider), the LTC Acceleration Rider terminates (other than as a result of the complete payment of the death benefit through acceleration payments), or you request to terminate the rider.

     4.  TAX CONSEQUENCES ASSOCIATED WITH THE LONG-TERM CARE BENEFIT RIDERS

We believe that benefits payable under the LTC Acceleration Rider and the LTC Extended Rider should be excludable from gross income under the Internal Revenue Code of 1986, as amended (the "Code"). The exclusion of the LTC Acceleration Rider and the LTC Extended Rider benefit payments from taxable income, however, is contingent on each rider meeting specific requirements under the Code. While guidance is limited, we believe that the LTC Acceleration and the LTC Extended Riders should each satisfy these requirements.

You will be deemed to have received a distribution for tax purposes each time a deduction is made from your policy account value to pay charges for the LTC Acceleration Rider or the LTC Extended Rider. The distribution will generally be taxed in the same manner as any other distribution under the Policy. In addition, the implications to your Policy's continued qualification as a life insurance contract for federal tax purposes due to any reductions in death benefits under your Policy resulting from a benefit payment under the LTC Acceleration Rider are unclear and a tax adviser should be consulted.

                        ACCELERATED DEATH BENEFIT RIDER

If your state of residence has approved the Accelerated Death Benefit rider (the "ADB rider") and we have received satisfactory additional evidence of insurability, you generally may choose to add it to your Policy at any time. The terms of the ADB rider may vary from state-to-state.

Generally, the ADB rider allows you to receive an accelerated payment of part of the Policy's death benefit generally when the insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months. In certain states only, accelerated payments also may be permitted if the insured has been confined to a nursing care facility (as defined in the ADB rider) for at least 180 consecutive days and is expected to remain in such a facility for the remainder of his or her life. There are no restrictions on the use of the benefit.

There is no additional charge for this rider. However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit amount.

TAX CONSEQUENCES OF THE ADB RIDER. The federal income tax consequences associated with adding the ADB rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the ADB rider to your Policy or requesting an accelerated death benefit.

AMOUNT OF THE ACCELERATED DEATH BENEFIT. The ADB rider provides for a minimum accelerated death benefit payment of $10,000 and a maximum benefit payment equal to 75% of the eligible death benefit (as defined below) less 25% of any indebtedness. The ADB rider also restricts the total of the accelerated death benefits paid from all life insurance policies issued to you by us and our affiliates to $250,000. We may increase this $250,000 maximum to reflect inflation.

ELIGIBLE DEATH BENEFIT MEANS:         the insurance proceeds payable under the Policy if the
                                      insured died at the time we approve a claim for an
                                      accelerated death benefit, MINUS
                                      1.  Any premium refund payable at death if the insured died at that time; and
                                      2.  Any insurance payable under the terms of any other
                                          rider.

You may submit written notice to request the accelerated death benefit. You may only request the accelerated death benefit once, except additional accelerated death benefits may be requested to pay premiums and policy loan interest. You may elect to receive the accelerated death benefit as a lump sum or in 12 or 24 equal monthly installments. If installments are elected and the insured dies before all of the payments have been made, the present value (at the time of the insured's death) of the remaining payments and the remaining insurance proceeds at death under the Policy will be paid to the beneficiary in a lump sum.

CONDITIONS FOR RECEIPT OF THE ACCELERATED DEATH BENEFIT. To receive an accelerated death benefit payment, the Policy must be in force and you must submit written notice, "due proof of eligibility," and a completed claim form to us. Due proof of eligibility means a written certification (described more fully in the ADB rider) in a form acceptable to us from a treating physician (as defined in the ADB rider) stating that the insured has a terminal illness or, in certain states only, is expected to be permanently confined to a nursing care facility.

We may request additional medical information from the insured's physician and/or may require an independent physical examination (at our expense) before approving the claim for payment of the accelerated death benefit. We will not approve a claim for an accelerated death benefit payment if:

     1.  The Policy is assigned in whole or in part;

     2. If the terminal illness (or, in certain states only, the permanent confinement to a nursing care facility) is the result of intentionally self-inflicted injury; or

     3. If you are required to elect the payment in order to meet the claims of creditors or to obtain a government benefit.

OPERATION OF THE ADB RIDER. The accelerated death benefit is made in the form of a policy loan up to the amount of the maximum loan available under the Policy at the time the claim is approved, resulting in a policy loan being made in the amount of the requested benefit. This policy loan operates as would any loan under the Policy.

To the extent that the amount of the requested accelerated death benefit exceeds the maximum available loan amount, the benefit will be advanced to you and a lien will be placed on the death benefit payable under the Policy (the "death benefit lien") in the amount of this excess. Interest will accrue daily, at a rate determined as described in the ADB rider, on the amount of this lien, and upon the death of the insured the amount of the lien and accrued interest thereon will be subtracted from the amount of insurance proceeds payable at death.

EFFECT ON EXISTING POLICY. The insurance proceeds otherwise payable at the time of an insured's death will be reduced by the amount of any death benefit lien and accrued interest thereon. In addition, if you make a request for a surrender, a policy loan, or a partial withdrawal, the net cash surrender value and Loan Account value will be reduced by the amount of any outstanding death benefit lien plus accrued interest. Therefore, depending upon the size of the death benefit lien, this may result in the net cash surrender value and the Loan Account value being reduced to zero.

Premiums and policy loan interest must be paid when due. However, if requested with the accelerated death benefit claim, future periodic planned premiums and policy loan interest may be paid automatically through additional accelerated death benefits.

In addition to a lapse under the applicable provisions of the Policy, the Policy will also terminate on any policy anniversary when the death benefit lien exceeds the insurance proceeds at death.

TERMINATION OF THE ADB RIDER.  The ADB rider will terminate on the earliest of:
(1) our receipt of your written notice requesting termination of the rider; (2) surrender or other termination of the Policy; or (3) the policy anniversary when the insurance proceeds payable at death on such policy anniversary is less than or equal to zero.

                       ADDITIONAL INSURANCE BENEFIT RIDER

The Additional Insurance Benefit rider ("AIB rider") provides an additional death benefit payable on the death of the insured without increasing the Policy's face amount. The AIB rider may not be available in all states.

The additional death benefit under the AIB rider is:

     a. the face amount plus the rider coverage amount less the Policy's death benefit (if Death Benefit Option A is in effect); or

     b. the face amount plus the rider coverage amount plus the policy account value less the death benefit (if Death Benefit Option B is in effect).

Please note the following about the AIB rider:

     -- The AIB rider may be canceled separately from the Policy (i.e., it can be canceled without causing the Policy to be canceled or to lapse). The AIB rider will terminate on the earliest of: (1) our receipt of your written notice requesting termination of the rider; (2) surrender or other termination of the Policy; or (3) the policy anniversary nearest the insured's attained age 100 (80 in New York).

     -- The AIB rider has a cost of insurance charge that is deducted from the policy account value as part of the monthly deduction.

     -- If you change from Death Benefit Option A to Death Benefit Option B, we will first decrease the Policy's face amount and then the rider coverage amount by the policy account value.

     -- If Death Benefit Option A is in effect and you make a partial withdrawal, we will first decrease the Policy's face amount and then the rider coverage amount by the amount withdrawn (including the partial withdrawal charge).

     -- The AIB rider has no cash or loan value.

     -- The AIB rider has no surrender charge, additional surrender charge, or premium expense charge.

        -- Since there is no surrender charge for decreasing the rider coverage amount, such a decrease may be less expensive than a decrease of the same size in the face amount of the Policy (if the face amount decrease would be subject to a surrender charge). But, continuing coverage on such an increment of Policy face amount may have a cost of insurance charge that is higher than the same increment of coverage amount under the rider. You should consult your agent before buying an AIB rider, and before deciding whether to decrease Policy face amount or AIB rider coverage amount.

     -- After the first policy year and subject to certain conditions, you may increase or decrease the rider coverage amount separately from the Policy's face amount (and the Policy's face amount may be increased or decreased without affecting the rider coverage amount).

     -- To comply with the maximum premium limitations under the Code, insurance coverage provided by an AIB rider is treated as part of the Policy's face amount (for discussion of the tax status of the Policy, see "Federal Tax Considerations" in the prospectus).

                                  OTHER RIDERS

In addition to the Long-Term Care Benefit riders, Accelerated Death Benefit rider, and Additional Insurance Benefit rider, the following riders are also available under the Policy. These riders (which are summarized below) provide fixed benefits that do not vary with the investment performance of the Separate Account.

     -- CHANGE OF INSURED: This rider permits you to change the insured, subject to certain conditions and evidence of insurability. The Policy's face amount will remain the same, and the monthly deduction for the cost of insurance and any other benefits provided by rider will be adjusted for the attained age and premium class of the new insured as of the effective date of the change. As the change of an insured is generally a taxable event, you should consult a tax adviser before making such a change.

     -- CHILDREN'S TERM INSURANCE: This rider provides level term insurance on each of the insured's dependent children, until the earliest of: (1) the first policy processing day after our receipt of your written notice requesting termination of the rider; (2) surrender or other termination of the Policy; (3) the child's 25th birthday; or (4) the policy anniversary nearest the insured's 65th birthday. Upon expiration of the term insurance on the life of a child and subject to certain conditions, it may be converted without evidence of insurability to a whole life policy providing a level face amount of insurance and a level premium. The face amount of the new policy may be up to 5 times the amount of the term insurance in force on the expiration date. The rider is issued to provide between $5,000 and $15,000 of term insurance on each insured child. Each insured child under this rider will have the same amount of insurance. This rider must be selected at the time of application for the Policy or upon an increase in face amount.

     -- CONVERTIBLE TERM LIFE INSURANCE: This rider provides term insurance on an additional insured ("other insured"). This rider will terminate on the earliest of: (1) our receipt of your written notice requesting termination of the rider; (2) surrender or other termination of the Policy; or (3) the policy anniversary nearest the other insured's attained age 100 (80 in New York). If the Policy is extended by the Final Policy Date Extension rider, this rider will terminate on the original final policy date. This rider and the Guaranteed Minimum Death Benefit rider may not be issued on the same Policy.

     -- DISABILITY WAIVER BENEFIT: This rider provides that in the event of the insured's total disability (as defined in the rider), which begins while the rider is in effect and which continues for at least 6 months, we will apply a premium payment to the Policy on each policy processing day during the first 5 policy years while the insured is totally disabled (the amount of the payment will be based on the minimum annual premium). We will also waive all monthly deductions due after the commencement of and during the continuance of the total disability after the first 5 policy years. This rider terminates on the earliest of: (1) the first policy processing day after our receipt of your written notice requesting termination of the rider; (2) surrender or other termination of the Policy; or (3) the policy anniversary nearest the insured's attained age 60 (except for benefits for a disability which began before that policy anniversary).

     -- DISABILITY WAIVER OF PREMIUM BENEFIT: This rider provides that, in the event of the insured's total disability before attained age 60 and continuing for at least 180 days, we will apply a premium payment to the Policy on each policy processing day prior to insured's attained age 65 and while the insured remains totally disabled. At the time of application, a monthly benefit amount is selected by you. This amount is generally intended to reflect the amount of the premiums expected to be paid monthly. The monthly benefit amount cannot exceed the lesser of:
        (1) the planned premium; (2) 1/12th of the guideline annual premium; and
        (3) $2,500. In the event of insured's total disability, the amount of the premium payment applied on each policy processing day will be the lesser of: (1) the monthly benefit amount; or (2) the monthly average of the premium payments less partial withdrawals for the Policy since its policy date. You cannot elect this rider and another disability waiver benefit rider with the same Policy.

     -- FINAL POLICY DATE EXTENSION:  This rider extends the final policy date
        20 years past the original final policy date. This benefit may be added only on or after the anniversary nearest the insured's 90th birthday. There is no additional charge for this benefit. The death benefit after the original final policy date will be the policy account value. All other riders in effect on the original final policy date will terminate on the original final policy date. Adding this benefit and/or continuing the Policy beyond the insured's attained age 100 may have tax consequences and you should consult a tax adviser before doing so.

     -- GUARANTEED MINIMUM DEATH BENEFIT: This rider provides a guarantee that, if the net cash surrender value is not sufficient to cover the monthly deductions, and the minimum guarantee premium has been paid, the Policy will not lapse prior to the end of the death benefit guarantee period (as defined in the rider). If this rider is added, the monthly deduction will be increased by $0.01 per every $1,000 of face amount in force under the Policy. The rider and the additional monthly deduction terminate on the earliest of: (1) our receipt of your written notice requesting termination of the rider; (2) surrender or other termination of the Policy; or (3) expiration of the death benefit guarantee period. This rider and the Convertible Term Life Insurance rider may not be issued on the same Policy.

ILLUSTRATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We may provide illustrations for death benefit, policy account value, and net cash surrender value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your policy account value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, and your policy loan and partial withdrawal history.

Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed insured's age and premium class, the death benefit option, face amount, planned periodic premiums, and riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one policy illustration during a policy year.

PERFORMANCE DATA
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

                           HYPOTHETICAL ILLUSTRATIONS

In order to demonstrate how the actual investment performance of the portfolios could have affected the death benefit, policy account value, and net cash surrender value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED AND ARE NOT INDICATIVE OF FUTURE PERFORMANCE.

The values we illustrate for death benefit, policy account value, and net cash surrender value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account and the portfolios.

                            YIELDS AND TOTAL RETURNS

From time to time, we may advertise or include in sales literature historical performance data, including yields, effective yields, and annual total returns for the Subaccounts. These figures are based on historical earnings and do not indicate or project future performance. Effective yields and total returns for a Subaccount are based on the investment performance of the corresponding portfolio. A portfolio's performance reflects the portfolio's expenses. See the prospectuses for the Funds.

In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable life insurance issuers in general or to the performance of particular types of variable life insurance investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. ("Lipper") and Variable Annuity Research Data Service ("VARDS") are independent services that monitor and rank the performance of variable life insurance issuers in major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper and VARDS each rank these issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Composite Index of 500 stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as sources of performance comparison.

We may also report other information, including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying portfolio's investment experience is positive.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. Average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolio in which a Subaccount invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

You also should refer to your personalized illustrations which illustrate variations of the death benefit, policy values, and accumulated payments under your Policy.

MONEY MARKET SUBACCOUNT YIELDS

The current yield of the Money Market Subaccount refers to the annualized investment income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment; it is calculated in a manner which does not take into consideration any realized or unrealized gains or losses or income other than investment income on shares of the underlying portfolio or on its portfolio securities.

This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Policy having a balance of one accumulation unit in the Money Market Subaccount at the beginning of the period, dividing the net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net investment income of the portfolio attributable to the hypothetical account; and (2) "common" charges and deductions (as explained below) imposed under the Policy which are attributable to the hypothetical account. For purposes of calculating current yields for a Policy, an average per unit administration fee is used based on the $5.00 current initial administrative charge and a $7.50 monthly administrative charge deducted monthly on the policy processing day.

The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The Money Market Subaccount's yield is affected by changes in interest rates on money market securities, the average portfolio maturity of the underlying portfolio, the types of quality of portfolio securities held by the underlying portfolio, and the underlying portfolio's operating expenses. During extended periods of low interest rates, the yields of the Money Market Subaccount (or any Subaccount investing in a money market portfolio) may also become extremely low and possibly negative. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

The current yield and effective yield for the Money Market Subaccount for the
seven days ended December 31, 2001 were and                , respectively.

TOTAL RETURNS

The total return of a Subaccount refers to return quotations assuming an investment under a Policy has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. For periods prior to the date a Subaccount commenced operations, performance information for Policies funded by that Subaccount may also be calculated based on the performance of the corresponding portfolio and the assumption that the Subaccount was in existence for the same periods as those indicated for the portfolio, with the current level of Policy charges. The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. The ending date for each period for which total return quotations are provided will normally be for the most recent calendar quarter, considering the type and media of the communication and will be stated in the communication. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period.

Because of the charges and deductions imposed under a Policy, performance data for the Subaccounts will be lower than performance data for their corresponding portfolios. The performance of a Subaccount will be affected by expense reimbursements and fee waivers applicable to their corresponding portfolios. Without these reimbursements and waivers, performance would be lower. In addition, calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Policy. Premium taxes currently range from 0% to 4.0% of the premium depending on the state in which the Policy is sold.

Until a Subaccount has been in operation for 10 years, we will include quotes of average annual total return for the period measured from the Subaccount's inception. When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed. Average annual total return for the Subaccounts may include information for the period before any policies were registered under the Securities Act of 1933, from the inception of the Subaccounts, with the level of Policy charges currently in effect.

The Market Street Fund, Fidelity Variable Insurance Products, Gartmore Variable Insurance Trust, Scudder Variable Series, and Vanguard Variable Insurance Fund have provided all performance information for the portfolios, including the portfolio total value information used to calculate the total returns of the Subaccounts for periods prior to the inception of the Subaccounts. Market Street Fund is affiliated with us; none of the other funds is affiliated with us. While we have no reason to doubt the accuracy of the figures provided by these non-affiliated funds, we do not represent that they are true and complete, and disclaim all responsibility for these figures.

PERFORMANCE FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE PERFORMANCE. THE PERFORMANCE OF EACH SUBACCOUNT WILL FLUCTUATE ON A DAILY BASIS. The following table shows average annual total return performance information based on the periods that the Subaccounts have been in existence. Because the Subaccounts investing in Gartmore Variable Insurance Trust, Scudder Variable Series, and Vanguard Variable Insurance Fund were not in existence as of December 31, 2001, we have not provided average annual total return performance for these Subaccounts. The returns reflect total underlying portfolio expenses and certain Policy fees and charges assumed to apply to all Policy owners, including the initial administrative charge, monthly administrative charge, and insurance charge ("Common Charges"). However, charges such as percent of premium charges, surrender charges, and cost of insurance charges, which are based on certain factors, such as sex, issue age or actual age, premium class, policy year, face amount, or net amount at risk, and which therefore vary with each Policy, are not reflected in the rates of return shown below, nor are the premium tax charge or any charges assessed on withdrawal, transfer, or increase in face amount ("Non-Common Charges"). IF NON-COMMON CHARGES WERE DEDUCTED, PERFORMANCE WOULD HAVE BEEN SIGNIFICANTLY LOWER. The results for any period prior to the Policy being offered are calculated as if the Policy had been offered during that period of time. These rates of return are not estimates, projections or guarantees of future performance.

------------------------------------------------------------------------------------------------------------
                                                                                                   FROM THE
                                           FOR THE 1-YEAR    FOR THE 5-YEAR    FOR THE 10-YEAR     DATE OF
                                            PERIOD ENDED      PERIOD ENDED      PERIOD ENDED      SUBACCOUNT
SUBACCOUNT (INCEPTION DATE OF SUBACCOUNT)     12/31/01          12/31/01          12/31/01        INCEPTION
------------------------------------------------------------------------------------------------------------
 MARKET STREET FUND
  Money Market Portfolio (    )
------------------------------------------------------------------------------------------------------------
  Equity 500 Index Portfolio (    )
------------------------------------------------------------------------------------------------------------
 FIDELITY VARIABLE INSURANCE PRODUCTS
 (INITIAL CLASS)
  Equity-Income Portfolio (    )
------------------------------------------------------------------------------------------------------------
  Growth Portfolio (    )
------------------------------------------------------------------------------------------------------------
  Investment Grade Bond Portfolio (    )
------------------------------------------------------------------------------------------------------------

From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date a Subaccount commenced operations. This performance information for the Subaccounts will be calculated based on the performance of the portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of Policy charges currently in effect.

The following table shows average annual total return performance information based on the periods that the underlying portfolios have been in existence, adjusted to reflect only Common Charges. Non-Common Charges are not reflected in the rates of return shown below. IF NON-COMMON CHARGES WERE DEDUCTED, PERFORMANCE WOULD HAVE BEEN SIGNIFICANTLY LOWER. The results for any period prior to the Policy being offered are calculated as if the Policy had been offered during that period of time. These rates of return are not estimates, projections or guarantees of future performance.

----------------------------------------------------------------------------------------------------------
                                                                                                   FROM
                                                                                                    THE
                                          FOR THE 1-YEAR    FOR THE 5-YEAR    FOR THE 10-YEAR     DATE OF
                                           PERIOD ENDED      PERIOD ENDED      PERIOD ENDED      PORTFOLIO
PORTFOLIO (INCEPTION DATE OF PORTFOLIO)      12/31/01          12/31/01          12/31/01        INCEPTION
----------------------------------------------------------------------------------------------------------
 MARKET STREET FUND
  Money Market Portfolio (    )
----------------------------------------------------------------------------------------------------------
  Equity 500 Index Portfolio (    )
----------------------------------------------------------------------------------------------------------
 FIDELITY VARIABLE INSURANCE PRODUCTS
 (INITIAL CLASS)
----------------------------------------------------------------------------------------------------------
  Equity-Income Portfolio (    )
----------------------------------------------------------------------------------------------------------
  Growth Portfolio (    )
----------------------------------------------------------------------------------------------------------
  Investment Grade Bond Portfolio (    )
----------------------------------------------------------------------------------------------------------
 GARTMORE VARIABLE INSURANCE TRUST
  Investor Destinations Moderately
  Conservative Fund (    )
----------------------------------------------------------------------------------------------------------
 SCUDDER VARIABLE SERIES I (CLASS A)
  Bond Portfolio (    )
----------------------------------------------------------------------------------------------------------
 VANGUARD VARIABLE INSURANCE FUND
  Growth Portfolio (    )
----------------------------------------------------------------------------------------------------------
  Mid-Cap Index Portfolio (    )
----------------------------------------------------------------------------------------------------------
  Diversified Value Portfolio (    )
----------------------------------------------------------------------------------------------------------
  Total Bond Market Index Portfolio
  (    )
----------------------------------------------------------------------------------------------------------

EFFECT OF ADMINISTRATION FEES ON PERFORMANCE DATA

The Policy provides for a $5.00 current initial administrative charge and a $7.50 monthly administrative charge deducted monthly on the policy processing day from the Subaccounts and the Guaranteed Account based on the proportion that the value of each account bears to the total policy account value. For purposes of reflecting these monthly charges in yield and total return quotations, these monthly charges are converted into a per-dollar per-day charge based on a policy account value in the Separate Account of $10,000 on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

STANDARD & POOR'S
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

"Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by PMLIC and the Market Street Fund ("Market Street"). Neither the Policy nor the Equity 500 Index Portfolio is sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").

S&P makes no representation or warranty, express or implied, to the owners of the Policy and the Equity 500 Index Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Policy and the Equity 500 Index Portfolio particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to PMLIC and Market Street is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to PMLIC, Market Street, the Policy, or the Equity 500 Index Portfolio. S&P has no obligation to take the needs of PMLIC, Market Street, or the owners of the Policy or the Equity 500 Index Portfolio into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the Equity 500 Index Portfolio or the timing of the issuance or sale of the Policy or the Equity 500 Index Portfolio or in the determination or calculation of the equation by which the Policy or the Equity 500 Index Portfolio are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy or the Equity 500 Index Portfolio.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY PMLIC, MARKET STREET, OWNERS OF THE POLICY AND THE EQUITY 500 INDEX PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           SPONSORED DEMUTUALIZATION

Our Board of Directors has unanimously approved and adopted a plan of conversion under which we will convert from a mutual insurance company to a stock company and become a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("Nationwide Financial"). In the sponsored demutualization, we will convert to a stock insurance company. Subject to necessary eligible member and regulatory approvals, the sponsored demutualization, which has been approved by our Board of Directors and the Board of Directors of Nationwide Financial, is expected to close in the third quarter of 2002. The sponsored demutualization will not affect your Policy premiums and it will not reduce your Policy benefits.

Eligible members of PMLIC will have the right to receive either Nationwide Financial stock or, subject to certain limits, cash in the conversion and merger. Eligible members who, because of certain tax attributes of their policies, cannot receive stock or cash will receive policy credits in the conversion. Certain otherwise eligible members who are the owners of policies or contracts designed to fund benefits under a qualified retirement plan will receive policy credits unless they elect to receive stock or cash, subject to certain limitations. Under Pennsylvania law, owners of policies or contracts issued by us that were in force on the date of adoption of the plan of conversion are generally eligible for consideration in the demutualization. After the transaction is completed, we will be a direct wholly-owned subsidiary of Nationwide Financial.

                                      IMSA

We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, we may use the IMSA logo and language in advertisements.

                        POTENTIAL CONFLICTS OF INTEREST

In addition to the Separate Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither we nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each portfolio's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of these variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. This action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example: (1) changes in state insurance laws; (2) changes in Federal income tax laws; or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a portfolio's Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

The portfolios may also sell shares directly to certain pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of owners of this Policy or other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the portfolio as an investment option under the Policies or replacing the portfolio with another portfolio.

           POLICIES ISSUED IN CONJUNCTION WITH EMPLOYEE BENEFIT PLANS

Policies may be acquired in conjunction with employee benefit plans ("EBS Policies"), including the funding of qualified pension plans meeting the requirements of Section 401 of the Code. For EBS Policies, the maximum mortality rates used to determine the monthly cost of insurance charge are based on the Commissioners' 1980 Standard Ordinary Mortality Tables NB and SB. Under these tables, mortality rates are the same for male and female insureds of a particular attained age and premium class. Illustrations reflecting the premiums and charges for EBS Policies will be provided upon request to purchasers of these Policies. There is no provision for misstatement of sex in the EBS Policies. Also, the rates used to determine the amount payable under a particular settlement option will be the same for male and female insureds.

              LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states which require "unisex" policies (currently Montana) and EBS Policies, are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

                         SAFEKEEPING OF ACCOUNT ASSETS

We hold the Separate Account's assets physically segregated and apart from the general account. We maintain records of all purchases and sale of portfolio shares by each of the Subaccounts. A fidelity bond in the amount of $10 million per occurrence and $20 million in the aggregate covering our officers and employees has been issued by Continental Casualty Company (a subsidiary of CNA).

                               REPORTS TO OWNERS

At least once each year, we will send you a report showing the following information as of the end of the report period:

  X the current policy account value, Guaranteed Account value, Subaccount values, and Loan Account value

  X the current net cash surrender value

  X the current death benefit

  X the current amount of any indebtedness

  X any activity since the last report (e.g., premiums paid, partial withdrawals, charges and deductions)

  X any other information required by law

We currently send these reports quarterly. In addition, we will send you a statement showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic rebalancing), the taking of a loan, the repayment of a loan, a partial withdrawal, and the payment of any premiums (excluding those paid by bank draft or otherwise under the automatic payment plan).

We can prepare a similar report for you at other times for a reasonable fee. We may limit the scope and frequency of these requested reports.

We will send you a semi-annual report containing the financial statements of each portfolio in which you are invested.

                                    RECORDS

We will maintain all records relating to the Separate Account and the Guaranteed Account at our Service Center.

                                 LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. James Bernstein, Assistant Secretary of PMLIC, has provided advice on certain matters relating to the laws of Pennsylvania regarding the Policies and our issuance of the Policies.

                                    EXPERTS

The Financial Statements listed on page F-1 have been included in this SAI, which is a part of the registration statement, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters included in the prospectus and/or SAI have been examined by Scott V. Carney, FSA, MAAA, Vice President and Actuary of PMLIC.

                    ADDITIONAL INFORMATION ABOUT THE COMPANY

We are a mutual life insurance company chartered by the Commonwealth of Pennsylvania in 1865. We are subject to regulation by the Insurance Department of the Commonwealth of Pennsylvania, as well as by the insurance departments of all other states and jurisdictions in which we do business. We are engaged in the business of issuing life insurance policies and annuity contracts, and we are currently licensed to do business in 50 states, Puerto Rico, and the District of Columbia. Our Service Center is located at 300 Continental Drive, Newark, Delaware 19713.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business. We have filed the Policy with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

               ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT

The Money Market Subaccount was originally established as a separate investment account under the provisions of Pennsylvania Insurance Law. On May 1, 2000, the assets of the Provident Mutual Variable Money Market Separate Account were transferred to a corresponding new subaccount of the Separate Account -- the Money Market Subaccount. The Provident Mutual Variable Money Market Separate Account then ceased to exist and the Separate Account then changed its name from Provident Mutual Variable Separate Account to Provident Mutual Variable Life Separate Account.

                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies. Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI. Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                              FINANCIAL STATEMENTS

This SAI contains the audited statements of assets and liabilities of the Separate Account as of December 31, 2001 and the related statements of operations and statements of changes in net assets for each of the three years in the period then ended. PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia PA 19103, serves as independent accountants for the Separate Account.

Our statements of financial condition as of December 31, 2001 and 2000 and the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2001, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
Provident Mutual Variable Life Separate Account
     Report of Independent Accountants......................    F-2
     Statements of Assets and Liabilities, December 31,
      2001..................................................    F-3
     Statements of Operations for the Years Ended December
      31, 2001, 2000 and 1999...............................   F-10
     Statements of Changes in Net Assets for the Years Ended
      December 31, 2001, 2000, and 1999.....................   F-30
     Notes to Financial Statements..........................   F-50
Provident Mutual Life Insurance Company and Subsidiaries
     Report of Independent Accountants......................  F-121
     Consolidated Statements of Financial Condition,
      December 31, 2001 and 2000............................  F-122
     Consolidated Statements of Operations for the Years
      Ended December 31, 2001, 2000 and 1999................  F-123
     Consolidated Statements of Equity for the Years Ended
      December 31, 2001, 2000 and 1999......................  F-124
     Consolidated Statements of Cash Flows for the Years
      Ended December 31, 2001, 2000 and 1999................  F-125
     Notes to Consolidated Financial Statements.............  F-126

[TO BE FILED BY AMENDMENT.]

                                     PART C

                               OTHER INFORMATION

Item 27.  Exhibits

 1. Board of Directors Resolutions.

    a) Resolution adopted by the Board of Directors of Provident Mutual Life Insurance Company authorizing establishment of the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Managed Separate Account, and Provident Mutual Variable Zero Coupon Bond Separate Account(1)

    b) Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable Aggressive Growth Separate Account(1)

    c) Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable International Separate Account(1)

    d) Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable Separate Account(1)

    e) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of Additional Subaccounts of Provident Mutual Variable Separate Account(1)

    f) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of additional Subaccounts of Provident Mutual Variable Separate Account(1)

    g) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of Additional Subaccounts of Provident Mutual Variable Life Separate Account(7)

    h) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Reorganization of the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Zero Coupon Bond Separate Account, Provident Mutual Variable Aggressive Growth Separate Account, Provident Mutual Variable International Separate Account, Provident Mutual Variable Separate Account(7)

    i) Resolution of the Board of Directors of Provident Mutual Life Insurance Company authorizing the filing of Registration Statements and Post-Effective Amendments(9)

    j) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of Additional Subaccounts of Provident Mutual Variable Life Separate Account(10)

    k) Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of Additional Subaccounts of Provident Mutual Variable Life Separate Account(12)

 2. Custodian Agreements.  Not applicable.

 3. Underwriting Contracts.

    a) Form of Underwriting Agreement among Provident Mutual Life Insurance Company, PML Securities, Inc. and Provident Mutual Variable Separate Account(1)

    b)  Personal Producing General Agent's Agreement and Supplement(2)

    c)  Personal Producing Agent's Agreement and Supplement(2)

    d)  Producing General Agent's Agreement and Supplement(2)

    e) Form of Selling Agreement between PML Securities, Inc. and Broker/Dealers(4)

 4. Contracts.

    a) Individual Flexible Premium Adjustable Variable Life Insurance Policy (Form VL105)

    b) Individual Flexible Premium Adjustable Variable Life Insurance Policy -- Employee Benefit Series (Unisex Version) (Form VL106)

    c)  Children's Term Rider (Form C306)(3)

    d)  Convertible Term Life Rider (Form C308)(2)

    e)  Extension of Final Policy Date Rider (Form C822)(2)

    f)  Section 403(b) Rider (Form C827)(2)

    g)  Change of Insured Rider (Form C901)(2)

    h)  Disability Waiver Benefit Rider (Form R1901)(3)

    i)  Disability Waiver of Premium Benefit Rider (Form C903)(3)

    j)  Accelerated Death Benefit Rider (Form C/D904)(1)

    k)  Guaranteed Minimum Death Benefit Rider (Form XXX)(12)

    l)  Additional Insurance Benefit Rider (Form R2308)(5)

    m) Long Term Care Acceleration Benefit Rider (Form R1100)(8)

    n)  Long Term Care Extended Insurance Benefit Rider (Form R1102)(8)

    o)  Long Term Care Waiver Benefit Rider (Form R1101)(8)

    p)  Supplemental Application for Long Term Care Benefits (A62 4.01)(8)

    q)  Accelerated Death Benefit Rider (Form R1904)(8)

 5. Applications.

    a) Form of Application (Form A3 and Form A4) (6)

    b) Supplemental Application -- Initial Allocation Options(12)

 6. Depositor's Certificate of Incorporation and By-Laws.

    a)  Charter of Provident Mutual Life Insurance Company(1)

    b)  By-Laws of Provident Mutual Life Insurance Company(1)

 7. Reinsurance Contracts.(12)

 8. Participation Agreements.

    a) Participation Agreement among Market Street Fund, Inc., Provident Mutual Life Insurance Company and PML Securities, Inc.(1)

    b) Participation Agreement among Variable Insurance Products Fund, Fidelity Corporation and Provident Mutual Life Insurance Company(1)

    c) Participation Agreement among Variable Insurance Products Fund II, Fidelity Corporation and Provident Mutual Life Insurance Company(1)

    d) Participation Agreement among Market Street Fund, Provident Mutual Life Insurance Company and 1717 Capital Management Company(9)

    e) Second Amendment to Participation Agreement among Provident Mutual Life Insurance Company of Philadelphia, Variable Insurance Products Fund, and Fidelity Distributors Corporation(10)

    f) Second Amendment to Participation Agreement among Provident Mutual Life Insurance Company of Philadelphia, Variable Insurance Products Fund II, and Fidelity Distributors Corporation(10)

    g) Participation Agreement among Gartmore Variable Insurance Trust, Provident Mutual Life Insurance Company, and Providentmutual Life and Annuity Company of America(12)

    h) Participation Agreement among Scudder Variable Series I, Provident Mutual Life Insurance Company, and Providentmutual Life and Annuity Company of America(12)

    i) Participation Agreement among Vanguard Variable Insurance Fund, Provident Mutual Life Insurance Company, and Providentmutual Life and Annuity Company of America(12)

 9. Administrative Contracts.  Not applicable.

10. Other Material Contracts.  Powers of Attorney.(10)

11. Legal Opinion.

    a)  Opinion of James Bernstein, Esquire(12)

    b)  Consent of James Bernstein, Esquire(12)

12. Actuarial Opinion.  Not applicable.

13. Calculations.(12)

14. Other Opinions.

    a) Consent of Sutherland Asbill & Brennan LLP(12)

    b) Consent of PricewaterhouseCoopers LLP(12)

    c) Consent of Scott V. Carney, FSA, MAAA(12)

15.Omitted Financial Statements.  No financial statements are omitted from Item
   24.

16. Initial Capital Agreements.  Not applicable.

17.Redeemability Exemption.  Description of Provident Mutual Life Insurance
   Company's Issuance, Transfer and Redemption Procedures for Policies.(12)
---------------
 (1) Incorporated herein by reference to post-effective amendment number 18 to the Form S-6 registration statement (File No. 33-2625) filed on May 1, 1998.

 (2) Incorporated herein by reference to post-effective amendment number 11 to the Form S-6 registration statement (File No. 33-42133) filed on May 1, 1998.

 (3) Incorporated herein by reference to post-effective amendment number 5 to the Form N-4 registration statement (File No. 33-65512) filed on May 1, 1998.

 (4) Incorporated herein by reference to the initial filing of the Form S-6 registration statement (File No. 333-82613) filed on July 9, 1999.

 (5) Incorporated herein by reference to pre-effective amendment number 1 to the Form S-6 registration statement (File No. 333-67775) filed on March 4, 1999.

 (6) Incorporated herein by reference to post-effective amendment number 2 to the Form S-6 registration statement (File No. 333-67775) filed on April 24, 2000.

 (7) Incorporated herein by reference to post-effective amendment number 1 to the Form S-6 registration statement (File No. 333-71763) filed on April 25, 2000.

 (8) Incorporated herein by reference to post-effective amendment number 2 to the Form S-6 registration statement (File No. 333-71763) filed on February 8, 2001.

 (9) Incorporated herein by reference to the initial filing of the Form N-4 registration statement (File No. 333-58308) filed on April 5, 2001.

(10) Incorporated herein by reference to post-effective amendment number 5 to the Form S-6 registration statement (File No. 333-71763) filed on April 19, 2002.

(11) Incorporated herein by reference to post-effective amendment number 1 to the Form N-4 registration statement (File No. 333-88163), filed on April 25, 2000.

(12) To be filed by Amendment.

Item 28.  Directors and Officers of the Depositor

    NAME AND PRINCIPAL BUSINESS ADDRESS*            POSITION AND OFFICES WITH DEPOSITOR
    ------------------------------------            -----------------------------------
Robert W. Kloss.............................    Chairman, President, and Chief Executive
                                                Officer
Bernard E. Anderson.........................    Director
  The Wharton School
  University of Pennsylvania
  Room 317, Vance Hall
  3733 Spruce Street
  Philadelphia, PA 19104
Dorothy M. Brown............................    Director
  1919 M Street, N.W.
  Suite 440
  Washington, DC 20036
Robert J. Casale............................    Director
  Brokerage Info. Svcs. Group
  2 Journal Square
  Jersey City, NJ 07306
Nicholas DeBenedictis.......................    Director
  Philadelphia Suburban Corporation
  762 Lancaster Ave.
  Bryn Mawr, PA 19010
Philip C. Herr II...........................    Director
  Herr, Potts & Herr
  Strafford Office Building
  Building #4
  175 Strafford Avenue
  Suite 314
  Wayne, PA 19087
John P. Neafsey.............................    Director
  JN Associates
  13 Valley Road
  So. Norwalk, CT 06854
Charles L. Orr .............................    Director
  24 Ardor Drive
  Orinda, CA 94563
Harold A. Sorgenti..........................    Director
  Sorgenti Investment Partners
  Mellon Center, Suite 1313
  1735 Market Street
  Philadelphia, PA 19103
Joan C. Tucker**............................    Executive Vice President, Corporate
                                                Operations
Mary Lynn Finelli...........................    Executive Vice President and Chief Financial
                                                Officer
Alan F. Hinkle..............................    Executive Vice President and Chief Actuary

    NAME AND PRINCIPAL BUSINESS ADDRESS*            POSITION AND OFFICES WITH DEPOSITOR
    ------------------------------------            -----------------------------------
Mehran Assadi**.............................    Executive Vice President,
                                                Distribution/Marketing, and Chief
                                                Information Officer
Linda M. Springer...........................    Senior Vice President and Controller
Rosanne Gatta...............................    Vice President and Treasurer

---------------
 * The principal business address for each officer and director is 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181, unless otherwise noted.

** The address is 300 Continental Drive, Newark, Delaware 19713.

Item 29. Persons Controlled by or Under Common Control With the Depositor or Registrant

                                               PERCENT OF VOTING
NAME                        JURISDICTION        SECURITIES OWNED         PRINCIPAL BUSINESS
----                        ------------       -----------------         ------------------
Provident Mutual Life       Pennsylvania    Mutual Company            Life Insurance
  Insurance Company
  (PMLIC)
Providentmutual Life and      Delaware      Ownership of all voting   Life Insurance
  Annuity Company of                        securities by PMLIC
  America
Provident Mutual              Delaware      Ownership of all voting   Life Insurance
  International Life                        securities by PMLIC
  Insurance Company
Providentmutual Holding     Pennsylvania    Ownership of all voting   Holding Company
  Company (PHC)                             securities by PMLIC
1717 Capital Management     Pennsylvania    Ownership of all voting   Broker/Dealer and
  Company                                   securities by PHC         Registered Investment
                                                                      Adviser
1717 Brokerage Services,    Pennsylvania    Ownership of all voting   Insurance Agency
  Inc. (1717 BSI)                           securities by RCMD
Market Street Investment    Pennsylvania    Ownership of all voting   Investment Adviser
  Management Company                        securities by PHC
Washington Square           Pennsylvania    Ownership of all voting   Administrative Services
  Administrative                            securities by PHC
  Services, Inc.
Institutional Concepts,       New York      Ownership of all voting   Insurance Agency
  Inc.                                      securities by PHC
Provestco, Inc.               Delaware      Ownership of all voting   Real Estate Investments
                                            securities by PHC
PNAM, Inc.                    Delaware      Ownership of all voting   Holding Company
                                            securities by PHC
Software Development Co.      Delaware      Ownership of all voting   Inactive
                                            securities by PHC
Market Street Fund            Delaware      Affiliate                 Mutual Fund
                          (business trust)
Four P Finance Company      Pennsylvania    Ownership of all voting   Inactive
                                            securities by PHC
RCMD Financial Services,      Delaware      Ownership of all voting   Holding Company
  Inc. (RCMD)                               securities by PHC
1717 Advisory Services,     Pennsylvania    Ownership of all voting   Inactive
  Inc.                                      securities by RCMD
                                            Financial Services
Providentmutual               Delaware      Ownership of all voting   Inactive
  Distributors, Inc.                        securities by PHC

                                               PERCENT OF VOTING
NAME                        JURISDICTION        SECURITIES OWNED         PRINCIPAL BUSINESS
----                        ------------       -----------------         ------------------
RF Advisers, Inc.           Pennsylvania    Ownership of all voting   Inactive
                                            securities by PHC
Delfi Realty Corporation      Delaware      Ownership of all voting   Owns oil leases
                                            securities by PHC
1717 Insurance Agency of   Massachusetts    Ownership of all voting   Insurance Agency
  Massachusetts, Inc.                       securities by 1717 BSI
1717 Insurance Agency of       Texas        Affiliate                 Insurance Agency
  Texas, Inc.

Item 30.  Indemnification

The By-Laws of Provident Mutual Life Insurance Company provide, in part in
Article VIII, as follows:

                                  ARTICLE VIII

           INDEMNIFICATION OF DIRECTORS, OFFICERS, AND OTHER PERSONS

SECTION 1. To the fullest extent permitted by Law, the Company shall indemnify any present, former, or future Director, officer, or employee of the Company or any person who may serve or have served at its request as a Director, officer, employee, member, fiduciary, trustee, or agent of another corporation, partnership, joint venture, trust or other enterprise or association, against the reasonable expenses, including attorney's fees, actually incurred in connection with the defense of any threatened, pending or completed action, suit or other proceeding whether civil, criminal, administrative or investigative to which any of them is made a party because of service as Director, officer, or employee of the Company or such other corporation, partnership, joint venture, trust or other enterprise or association, or in connection with any appeal therein, and against any amounts paid by such Director, officer, or employee in settlement of, or in satisfaction of a judgment, penalty, damage, settlement amount, excise tax assessed with respect to an employee benefit plan or fine in any such action, suit or proceeding, including one by or in the right of the Company, a class of members or otherwise; except expenses incurred in defense of or amounts paid in connection with any action, suit or other proceeding in which such Director, officer, or employee shall be adjudged to be liable for willful misconduct, or recklessness in the performance of his or her duty. The termination of any such action, suit or other proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not itself be deemed an adjudication of willful misconduct or recklessness.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriter

     (a) Other Activity. 1717 Capital Management Company ("1717") is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, as amended. 1717 is also principal underwriter for Market Street Fund, for Providentmutual Variable Life Separate Account, Provident Mutual Variable Annuity Separate Account, and Providentmutual Variable Annuity Separate Account.

     (b) Management. The following information is furnished with respect to the officers and directors of 1717:

NAME AND PRINCIPAL                 POSITIONS AND OFFICES            POSITIONS AND OFFICES
BUSINESS ADDRESS*                        WITH 1717                     WITH DEPOSITOR
------------------                 ---------------------            ---------------------
Mehran Assadi**..............  Director                         Executive Vice President,
                                                                Distribution/Marketing, and
                                                                Chief Information Officer
Mary Lynn Finelli............  Director                         Executive Vice President and
                                                                Chief Financial Officer
Alan F. Hinkle...............  Director                         Executive Vice President and
                                                                Chief Actuary
Robert W. Kloss..............  Director                         Chairman, President, and
                                                                Chief Executive Officer
Joan C. Tucker**.............  Director                         Executive Vice President,
                                                                Corporate Operations
Lance Reihl..................  President                        President, 1717 Capital
                                                                Management Company
Bryan Pfister**..............  Vice President                   Director BD Operations
C. Richard Locher............  Marketing Officer                Marketing Officer, 1717
                                                                Capital Management Company
Rosanne Gatta................  Treasurer                        Vice President and Treasurer
Anthony Mastrangelo..........  Assistant Financial Reporting    None
                               Officer
Todd R. Miller...............  Assistant Financial Reporting    Assistant Vice President --
                               Officer                          Financial Reporting Officer
                                                                Reporting
Alison Naylor**..............  Compliance Officer               Compliance Officer
Linda M. Springer............  Financial Reporting Officer      Senior Vice President
James D. Kestner.............  Director                         Vice President
Kathleen A. Walsh**..........  Vice President and Chief         Vice President and Chief
                               Compliance Officer               Compliance Officer

---------------
 * Principal business address is c/o Provident Mutual, 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181, unless otherwise noted.

** Principal business address is 300 Continental Drive, Newark, Delaware 19713.

     (c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

    (1)             (2)                                              (5)
  NAME OF     NET UNDERWRITING         (3)             (4)
 PRINCIPAL     DISCOUNTS AND     COMPENSATION ON    BROKERAGE
UNDERWRITER     COMMISSIONS        REDEMPTION      COMMISSIONS   COMPENSATION
-----------   ----------------   ---------------   -----------   ------------
 1717               N/A               None             N/A           N/A

Item 32.  Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by Provident Mutual Life Insurance Company at 300 Continental Drive, Newark, DE 19713 or at 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181.

Item 33.  Management Services

All management contracts are discussed in Part A or Part B.

Item 34.  Fee Representation

Provident Mutual Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Provident Mutual Life Insurance Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Provident Mutual Variable Life Separate Account and Provident Mutual Life Insurance Company have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Berwyn and Commonwealth of Pennsylvania, on the 19th day of August, 2002.

                                          PROVIDENT MUTUAL VARIABLE LIFE
                                          SEPARATE ACCOUNT (REGISTRANT)


Attest: /s/ JAMES BERNSTEIN                              By: /s/ ROBERT W. KLOSS
                                                         ------------------------------------------
-----------------------------------------------------        Robert W. Kloss
             James Bernstein                                 Chairman of the Board of Directors,
                                                             President, and Chief Executive Officer

                                          By: PROVIDENT MUTUAL LIFE INSURANCE
                                            COMPANY (DEPOSITOR)


Attest: /s/ JAMES BERNSTEIN                              By: /s/ ROBERT W. KLOSS
                                                         ------------------------------------------
-----------------------------------------------------        Robert W. Kloss
             James Bernstein                                 Chairman of the Board of Directors,
                                                             President, and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on August 19, 2002.

                    SIGNATURES                                             TITLE
                    ----------                                             -----
                /s/ ROBERT W. KLOSS                  Chairman of the Board of Directors, President,
---------------------------------------------------  and Chief Executive Officer (Principal Executive
                  Robert W. Kloss                    Officer)

               /s/ MARY LYNN FINELLI                 Executive Vice President and Chief Financial
---------------------------------------------------  Officer (Principal Financial Officer)
                 Mary Lynn Finelli

               /s/ LINDA M. SPRINGER                 Senior Vice President and Controller (Principal
---------------------------------------------------  Accounting Officer)
                 Linda M. Springer

                         *                           Director
---------------------------------------------------
                Bernard E. Anderson

                         *                           Director
---------------------------------------------------
                 Dorothy M. Brown

                         *                           Director
---------------------------------------------------
                 Robert J. Casale

                         *                           Director
---------------------------------------------------
               Nicholas Debenedictis

                         *                           Director
---------------------------------------------------
                Philip C. Herr, II

                         *                           Director
---------------------------------------------------
                  John P. Neafsey

                         *                           Director
---------------------------------------------------
                  Charles L. Orr

                         *                           Director
---------------------------------------------------
                Harold A. Sorgenti

             *By: /s/ JAMES BERNSTEIN
   ---------------------------------------------
                  James Bernstein
                 Attorney-in-Fact
           Pursuant to Power of Attorney

                                 EXHIBIT INDEX

EXHIBITS
--------
4.a.        Individual Flexible Premium Adjustable Variable Life
            Insurance Policy (Form VL105)
b.          Individual Flexible Premium Adjustable Variable Life
            Insurance Policy -- Employee Benefit Series (Unisex Version)
            (Form VL106)